BALLARD™

2024 ANNUAL REPORT



Here for life™

ballard.com

TABLE OF CONTENTS



CAUTION REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements concerning anticipated markets for our products, implementation of government policy initiatives, planned manufacturing capacity expansion, product cost reduction activities and planned investments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management's discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this document and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

MESSAGE FROM THE CEO

Fellow shareholders,

2024 was a tough year for our industry. Amidst prolonged policy uncertainty, there was a multi-year push-out in the commercial adoption of clean hydrogen and PEM fuel cell applications. With this backdrop, compounded by a difficult funding environment, an industry rationalization is underway.

Ballard's 2024 financial results reflected the industry challenges. 2024 revenue of $69.7 million was down 32% compared to 2023, and gross margin of (32%) was 11 points lower. Total operating expenses were $161.3 million, including $17.0 million in restructuring provisions. Cash usage was $147 million, a 10% improvement.

Notwithstanding the industry headwinds and our disappointing financial results, Ballard made important progress in 2024.

Record Orders

2024 was a record-breaking year for new order intake for our Power Products. 2024 new order intake totaled $113 million, punctuated by $75.4 million in Q4. Both were Ballard records. We ended 2024 with an Order Backlog of $173.5 million, up 41% compared to the prior quarter, including a 12-month Orderbook of $98.9 million, up 48% compared to the prior year.
These outcomes are particularly noteworthy given the challenging industry dynamics and the contrast with most competitors, underscoring Ballard's technology and market position. We were front and center for most major commercial order announcements in our target markets in 2024.

Record Shipments

Deliveries of fuel cell engines grew by approximately 30% to more than 660 engines in 2024, totaling 56 MW. This accounted for over 90% of 2024 revenue. These shipment milestones represent new records for Ballard and are proof points of our manufacturing execution capabilities.

Bolstered by our 2024 shipments, we continue to grow our industry-leading field deployments in Bus, with valuable real-world data on the performance of our engines in various operating conditions. This rich field data is another Ballard differentiator and helps inform our next-generation product development programs, reliability and warranty models, and field maintenance approach. We are pleased to report we had another successful year with our engines deployed and monitored in the field, with zero reported safety incidents, and fuel cell engine availability around 99% in 2024.

Operating Cost Reductions

We initiated a global corporate restructuring to moderate our spend to better align with delayed market adoption. We expect our restructuring to reduce total annualized operating expenses by more than 30%, with most of the savings realized in 2025. We reduced our planned capital expenditures, including pausing plans for US production capacity expansion. We reduced our cost structure in China and halted any new investments in China, including in the Weichai Ballard JV.

MESSAGE FROM THE CEO

Product Development Milestones

2024 was a banner year at Ballard for product innovation, including our programs on product cost reduction. We made important progress against our technology and product roadmap, with the execution of high-impact development programs. We launched our 9th generation high-performance fuel cell engine. The FCmove®-XD delivers significant improvements in reliability, durability, efficiency, power density, scalability, and costs. We also continued our work to lower costs for next-generation engines, including reducing part count and the introduction of new balance-of-plant components. For our fuel cell stacks, we continued development programs for MEAs, bipolar plates, and stack compression hardware.

We successfully completed the initial development phase of Project Forge, our new high-volume bipolar plate manufacturing line. This project is expected to substantially lower bipolar plate costs and increase plate manufacturing capacity, without expanding our Burnaby manufacturing footprint.

Taken together, our product cost reduction initiatives are valuable levers to enable gross margin expansion.

Looking Forward

We started 2025 with a strong order book, $603.9 million in cash, no bank debt, and no mid-term financing requirements.

As we look ahead, we see continued policy uncertainty, particularly in the US, along with further industry rationalization. We will continue to closely monitor factors impacting the commercial adoption of our markets and products, and reassess our investment plans, cost structure, and cash usage based on these factors.

Our 2025 focus is on our customers and our controllables, including prioritized product development and product cost reduction programs, while also maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability.

In closing, I would like to extend my sincerest gratitude to our global team for their unwavering dedication to our vision and values, as well as to our shareholders for your continued support.



We remain steadfast in our commitment to positioning Ballard as a leading, profitable fuel cell company driving the transition to a low-carbon economy.

Randy MacEwen
President and CEO

FOR THE YEAR ENDING DECEMBER 31, 2024

FINANCIAL PERFORMANCE

Select annual financial information reflects results from continuing operations. Results attributed to Ballard Motive Solutions have been removed from continuing operations in 2024, 2023 and 2022 as a result of a restructuring of operations at Ballard Motive Solutions that commenced in 2022, effectively closing the operation.



Select Annual Financial Information

Expressed in thousands of US dollars, except per share amounts and gross margin %)

	2024	2023	2022	2021	2020
Results of Operations					
Revenues	69,731	102,368	81,860	104,367	103,877
Gross margin (loss)	(21,982)	(21,831)	(13,308)	14,066	20,984
Gross margin %	-32%	-21%	-16%	13%	20%
Total Operating Expenses	161,318	141,073	132,020	100,731	60,745
Cash Operating Expenses	115,931	119,327	111,992	82,630	50,029
Adjusted EBITDA	(168,133)	(150,088)	(132,635)	(80,981)	(38,944)
Net loss from continuing operations	(323,530)	(144,210)	(160,371)	(113,282)	49,469
Net loss from continuing operations per share	(1.08)	(0.48)	(0.54)	(0.38)	(0.20)
Financial Position					
Total Assets	777,307	1,077,542	1,247,077	1,440,943	975,600
Total non-current liabilities	28,731	15,740	14,998	29,567	22,621
Cash, cash equivalents and short-term investments	606,052	753,243	915,741	1,126,899	765,430



Responsible, Sustainable Business

Ballard is committed to creating clean energy solutions that address climate change, reduce our environmental impact, support our employees, and uphold strong governance practices.

Responsible, Sustainable Business

Ballard is driven by a vision to deliver fuel cell power for a sustainable planet, with a business strategy focused on commercializing fuel cell products and technology while capitalizing on market opportunities for its intellectual property. Guided by its values and purpose of *Here for life*™, Ballard recognizes that managing environmental, social, and governance (ESG) impacts plays a crucial role in creating long-term value, reinforcing its leadership in the low-carbon energy transition, and enhancing resilience for the business, the environment, and communities.

Ballard is integrating sustainability and ESG considerations into its strategy, operations, and decision-making. This commitment was formally reinforced in 2023 through the signing of the UN Global Compact. The initiative solidifies the company's dedication to aligning with the Compact's 10 principles and transparently reporting its progress.

Ballard discloses its progress through key sustainability documents that align with industry standards, regulatory requirements, and best practices. These include the annual ESG Report, which provides a comprehensive overview of its environmental, social, and governance performance, the annual Conflict Minerals Report, and the Canadian Fighting Against Forced and Child Labour annual report. Each of these documents highlights Ballard's commitment to ethical business practices and community engagement. For more information on our sustainability efforts, reach out to sustainability@ballard.com



BALLARD POWER SYSTEMS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOURTH QUARTER AND FISCAL YEAR 2024

Here for life™

ballard.com

This page intentionally left blank.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. ("Ballard", "the Company", "we", "us" or "our"). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources and uses of capital, outlook, strategy, order backlog, order book of expected deliveries, sales pipeline and future product sales; future product roadmap, including expected product costs and selling prices, future product sales; future production capacities and volumes; the markets for our products; expenses and costs; contributions and cash requirements to and from joint venture operations; research, technology and product development activities, including future product performance, attributes, and launches and product cost reduction plans; as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions, including regarding our ability to implement, execute, complete or realize benefits of our restructuring initiatives on the timelines we expect, including our expectations with response to our expected restructuring changes, cost savings and the reduction of our planned capital expenditure. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to hydrogen and fuel cell market development; certain factors and assumptions relating to our existing customer and partner relationships; the generation of new sales; producing, delivering, and selling the expected product and service volumes at the expected prices and costs; and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts; manufacturing capacity and cost; product and service pricing; market demand; and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour, supplies and shipping; our ability to attract and retain business partners, suppliers, employees and customers; our ability to extract value from joint venture operations; global economic trends and geopolitical risks, including changes in economic growth, rates of investment, inflation, interest rates or currency fluctuations in our key markets, including magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; geopolitical risk or an escalation of trade tensions such as those between the U.S. and China and the U.S. and Canada; the rate of commercial adoption of our markets, products or related ecosystem, including the availability and cost of hydrogen; investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including internal combustion engine, battery and fuel cell technologies; changes in our customers' requirements, the competitive environment and/or related market conditions; product safety, liability or warranty issues; warranty claims, product performance guarantees, or indemnification claims; changes in product or service pricing or cost; market developments or customer actions that may affect levels of demand and/or the financial performance of the major industries, regions and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail, marine and stationary sectors; cybersecurity threats; our ability to protect our intellectual property; climate risk; changing government or environmental regulations, including subsidies, credits, incentives or penalties associated with the adoption of clean energy products, including zero or low emission vehicles, hydrogen and fuel cells; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; changes in U.S. tax laws and tax status related to "passive foreign investment company" designation; potential merger and acquisition activities, including risks related to integration, loss of key personnel and disruptions to operations; changes in U.S. tax laws and tax status related to the Inflation Reduction Act; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis ("MD&A"). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 12, 2025

Section	Description
1. Introduction	1.1 Preparation of the MD&A 1.2 Management's Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business 2.2 Strategic Imperatives
3. Select Annual Financial Information and 2025 Business Outlook	3.1 Select Annual Financial Information 3.2 2024 Performance Compared to 2024 Business Outlook 3.3 2025 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 Corporate 4.2 Europe 4.3 North America 4.4 China and Rest of World
5. Results of Operations	5.1 Operating Segments 5.2 Summary of Key Financial Metrics – Three months ended December 31, 2024 5.3 Summary of Key Financial Metrics – Year ended December 31, 2024 5.4 Operating Expenses and Other Items – Three months and year ended December 31, 2024 5.5 Summary of Quarterly Results
6. Cash Flow, Liquidity and Capital Resources	6.1 Summary of Cash Flows 6.2 Cash Provided by (Used by) Operating Activities 6.3 Cash Provided by (Used by) Investing Activities 6.4 Cash Provided by (Used by) Financing Activities 6.5 Liquidity and Capital Resources
7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview 9.2 Critical Judgments in Applying Accounting Policies 9.3 Key Sources of Estimation Uncertainty 9.4 Recently Adopted Accounting Policy Changes 9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview 10.2 Cash Operating Costs 10.3 EBITDA and Adjusted EBITDA

1. INTRODUCTION

1.1 Preparation of the MD&A

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. ("Ballard", "the Company", "we", "us" or "our") is prepared as of March 12, 2025 and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2024. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities and is also available on our website at www.ballard.com.

1.2 Management's Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act"). The CEO and CFO have concluded that as of December 31, 2024, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with certain other members of management, are responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed under our supervision, and overseen by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of

the Treadway Commission ("COSO"). Based on this evaluation, management has determined that internal control over financial reporting was effective as of December 31, 2024.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2024.

Changes in internal control over financial reporting

During the year ended December 31, 2024, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.

1.3 Risks and Uncertainties

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities.

A summary of our identified risks and uncertainties are as follows:

- We may not be able to successfully execute our business plan.
- Commercial adoption of hydrogen in mobility and stationary power applications, including delays in hydrogen adoption and negative market sentiment are beyond our control and may have an adverse impact on our business, our joint venture, our key suppliers, and/or customers and our ability to raise capital.
- We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, including in certain hydrogen infrastructure and growth equity funds, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.
- Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.
- We depend on a limited number of customers for the majority of our revenues and are subject to risks associated with early-stage market activities related to fuel cell bus, truck, rail, marine and stationary applications.

- We are dependent on third party suppliers for the supply of key materials and components for our products and services and may be subject to supply chain disruption.

- We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.

- In China, a significant amount of operations are conducted by a joint venture that we do not control. In addition, we provide certain technology solutions services to that joint venture.

- We have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes.

- We are subject to risks inherent in international operations, including restrictions on the conversion of currencies and restrictions on repatriation of funds, and risks related to trade tariffs.

- Certain of our customer supply agreements are subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions.

- Public policy and regulatory changes, including regulations relating to perfluoroalkyl and polyfluoroalkyl substances ("PFAS") used in our products, could hurt the market for our products and services.

- Adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel is beyond our control.

- Geopolitical events are beyond our control and may have an adverse impact on our business, our joint venture, our key suppliers, and/or customers.

- We currently face inflationary pressures, including relating to supply of materials and labour.

- We currently face and will continue to face significant competition, and many current and future competitors may have significantly more resources.

- We could be adversely affected by risks associated with capital investments and new business processes.

- Our technology and products may not meet the market requirements, including requirements relating to performance, integration and / or cost.

- We may not be able to sell our products on a commercially viable basis on the timetable we anticipate, or at all.

- We could lose or fail to attract the personnel necessary to operate our business.

- Warranty claims, product performance guarantees, or indemnification claims could negatively impact our gross margins and financial performance.

- A mass market for our products may never develop or may take longer to develop than we anticipate.

- We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers and/or partners.

- We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.

- Climate change risks may adversely affect our operations, or the operations of our suppliers, customers and/or partners.

- Regulatory agencies could require us to modify or terminate existing investments, acquisitions or joint ventures and could delay or prevent future opportunities.

- Additional issuance of securities by Ballard may dilute existing securityholders, reduce some or all of Ballard's financial measures on a per share basis, reduce the trading price of the Common Shares or other Ballard securities or impede Ballard's ability to raise future capital.

- Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

- Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

- Our products use flammable fuels and some generate high voltages, which could subject our business to product safety, product liability or other claims.

- We could be liable for environmental damages resulting from our research, development or manufacturing operations.

- Ballard believes that it was a "passive foreign investment company" ("PFIC") for our most recently completed tax year, which may have adverse U.S. federal income tax consequences for U.S. Holders.

- Emerging diseases may adversely affect our operations (including our joint venture in China), our suppliers, our customers and/or partners.

- We could be adversely affected by risks associated with mergers and acquisitions.

- Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the Inflation Reduction Act of 2022 may adversely impact Ballard and the value of common shares.

2. CORE BUSINESS AND STRATEGY

2.1 Core Business

At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane ("PEM") fuel cell power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol, ammonia, or other hydrocarbon fuels, or from water through electrolysis. Ballard's PEM fuel cell products are typically designed to feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with

our proprietary PEM fuel cell technology. This technology includes membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.

We are based in Canada, with head office, research, technology and product development, engineering services, testing, manufacturing and after-sale service facilities in Burnaby, British Columbia. We also have sales and after-sale service facilities in Hobro, Denmark, a module assembly facility in Bend, Oregon, and a sales, quality, supply chain, and after-sales service office in Guangzhou, Guangdong Province, China.

We have a non-controlling, 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV"), located in Weifang, Shandong Province, China. Weichai Ballard JV's business is to manufacture certain fuel cell products utilizing Ballard's liquid cooled fuel cell stack ("LCS") and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

We also have certain non-controlling and non-equity accounted investments including: (i) a 7.3% equity interest in Forsee Power SA ("Forsee Power"), a French public company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport; (ii) a 6.7% equity interest in Wisdom Group Holdings Ltd. ("Wisdom"), a Cayman Island private holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles; and (iii) a 3% equity interest in Quantron AG ("Quantron"), a private German electric vehicle integrator and specialty OEM to accelerate fuel cell truck adoption that is in insolvency proceedings.

We have also invested in three hydrogen infrastructure, decarbonization and/or growth equity funds: (i) a 12.4% interest in HyCap Fund I SCSP ("HyCap"), a special limited partnership registered in Luxembourg; (ii) a 1.5% interest in Clean H2 Infra Fund ("Clean H2"), a special limited partnership registered in France; and (iii) a 2% interest in Templewater Decarbonization I, L.P. ("Templewater"), a limited partnership registered in Cayman Islands.

2.2 Strategic Focus and Context

We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. More specifically, our business plan is to leverage our core competencies of PEM fuel cell stack technology and engine development and manufacturing, our investments in advanced manufacturing and production capacity, and our product portfolio by marketing our products and services across select large and attractive addressable market applications and select geographic regions.

We typically select our target market applications based on use cases where the comparative user value propositions for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where the barriers to entry for hydrogen refueling

infrastructure are lowest – such as use cases where vehicles typically return to a depot for centralized refueling and don't require a distributed refueling network. Our current target markets include certain medium- and heavy-duty mobility applications, such as bus, truck, rail, and marine, along with certain off-road mobility and stationary power applications.

We select our target geographic markets based on a variety of factors, including addressable market sizes of the target market applications in the geographic markets, historic deployments and expected market adoption rates for hydrogen and fuel cells, supportive government policies, existing and potential partner, customer, and end user relationships, and competitive dynamics. Our current key target markets are the geographic regions of Europe, North America, and China.

While we recognize addressing multiple market applications and geographic markets in parallel increases our near-term cost structure and investments, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and across select geographic regions will significantly expand and strengthen our long-term business prospects. We believe this model approach will increase volume scaling in our operations, enable lower product and production costs for the benefit of all markets, improve our competitive positioning and market share, enable diversified revenue streams and profit pools, and enhance our returns on investments in our technology, product development, and manufacturing.

There has been a material change in the outlook and sentiment for the hydrogen and fuel cell industry over the past five years. Policies, market outlook and investor sentiment were favorable and supportive in 2020 and 2021, resulting in many companies planning investments in the hydrogen and fuel cell industry. However, over the past few years, there have been significant changes in the industry context resulting from a variety of factors, including: an uncertain macroeconomic outlook; a dynamic geopolitical environment; prolonged policy uncertainty in the U.S., Europe and China; uncertain election cycles in key countries; rising interest rates, inflation and material costs; and various funding challenges. These changes have adversely impacted and delayed hydrogen projects across key global markets. We believe there is a multi-year push-out of the hydrogen and fuel cell industry, including hydrogen project development, the availability of low-cost hydrogen, the availability of hydrogen refueling infrastructure, and the commercial adoption of PEM fuel cell applications.

In addition, over the past few years, there has been a negative change in investor sentiment towards pre-profitability clean energy companies with long-duration investment horizons. In the hydrogen and fuel cell industry, many companies have been struggling with compressed valuations, liquidity issues, and restricted access to capital.

These factors have led to a rationalization across the hydrogen and fuel cell industry, starting in 2023. This rationalization has included numerous corporate restructurings, failures and insolvencies across the industry value chain. For example, in 2024, many hydrogen and fuel cell companies throughout the value chain took restructuring actions to reduce their corporate costs and cash burn rate.

At Ballard, we also implemented certain restructuring activities in 2023 and 2024 to moderate our investment intensity and pacing to better align with delayed market adoption.

In 2023, we implemented a modest headcount reduction, rationalized our product portfolio, reduced the number of active product development programs, dropped new corporate development investments, and discontinued certain legacy products and non-core activities, including Ballard Motive Solutions in the U.K. We also suspended a proposed $130 million investment for the localization of a new MEA production facility in China.

In 2024, we observed further indicators of slowing hydrogen and fuel cell policy implementation and market adoption. We also noted a material weakening of the financial position of certain customers, increasing the risk regarding the ability of certain customers to continue with their product development programs and commercialization plans, in turn placing more risk on our sales order book and sales pipeline, as well as on certain of our development programs, trade receivables and inventory investments. We also observed a continued deterioration in the financing environment for certain customers and partners.

As this context represents a significant headwind to our corporate growth plan, we initiated a global corporate restructuring in September 2024 to moderate our investment intensity and pacing to better align with delayed market adoption. We expect our restructuring to reduce total annualized operating costs by more than 30%, with a substantial part of the anticipated reduction in annualized operating costs expected to be realized in 2025. Our restructuring included a sizeable workforce reduction, rationalization and consolidation of certain global operations and facilities, and a reduction in certain planned capital expenditures.

Given continued uncertainties in hydrogen and fuel cell policies, including the impact on hydrogen policies of the recent U.S. federal elections, and the uncertainties relating to the adoption rate and timing for PEM fuel cells in heavy mobility applications, the business case for production capacity expansion investments in the foreseeable future is extremely challenged. Accordingly, we have also repositioned our previously planned Texas gigafactory expansion program, where we expect to defer our final investment decision to 2026 pending market adoption and demand indicators.

With continued policy and other challenges in the China fuel cell market and underperformance of the Weichai Ballard JV, and as part of our global restructuring, we also reduced our corporate cost structure in China and initiated a strategic review of the Weichai Ballard JV. After conducting our strategic review, we have decided not to make any additional significant investments in China, including in the Weichai Ballard JV, for the foreseeable future.

As we look to our long-term strategic plan and cascading capital allocation, we continue to believe hydrogen and PEM fuel cells will play an important long-term role in decarbonizing select heavy mobility and stationary power applications. We believe there are certain use cases where customers will be attracted to the differentiated PEM fuel cell value proposition of long range, fast refueling, heavy payload, and zero tailpipe emissions.

However, given ongoing market uncertainties, we expect further industry rationalization, failures, restructurings and consolidation in 2025. We will continue to closely monitor various factors and circumstances that may impact the commercial adoption of our markets and products, including factors

related to macroeconomic conditions and outlook, geopolitical context, climate change policies, hydrogen and fuel cell industry growth, capital markets, supply chain development, and customer conditions. We will continue to review our investment plans and cost structure based on these factors. We will also remain focused on our customers and our controllables, including our development of next-generation, low-cost fuel cell products, while maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability.

3. SELECT ANNUAL FINANCIAL INFORMATION AND 2025 BUSINESS OUTLOOK

3.1 Select Annual Financial Information

Results of Operations				Year ended,		
(Expressed in thousands of U.S. dollars, except per share amounts and gross margin %)		**2024**		2023		2022
Revenues	$	**69,731**	$	102,368	$	81,860
Gross margin	$	**(21,982)**	$	(21,831)	$	(13,308)
Gross margin %		**(32%)**		(21%)		(16%)
Total Operating Expenses	$	**161,318**	$	141,073	$	132,020
Cash Operating Costs [1]	$	**115,931**	$	119,327	$	111,992
Adjusted EBITDA [1]	$	**(168,133)**	$	(150,088)	$	(132,635)
Net loss from continuing operations	$	**(323,530)**	$	(144,210)	$	(160,371)
Net loss from continuing operations per share	$	**(1.08)**	$	(0.48)	$	(0.54)
Financial Position				At December 31,		
(expressed in thousands of U.S. dollars)		**2024**		2023		2022
Total assets	$	**777,307**	$	1,077,542	$	1,247,077
Total non-current liabilities	$	**28,731**	$	15,740	$	14,998
Cash, cash equivalents and short-term investments	$	**606,052**	$	753,243	$	915,741

1) Cash Operating Costs and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

3.2   2024 Performance compared to 2024 Business Outlook

Consistent with the Company's past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we did not provide specific revenue or net income (loss) guidance for 2024 although we did provide certain quantitative and qualitative outlook expectations for 2024. Revenue in 2024 was modestly back-half weighted and indexed to our fourth quarter. Our 2024 outlook also included:

- Total Operating Expenses: 2024 outlook range of $145 million to $165 million – Total Operating Expenses (excluding discontinued operations) in fiscal 2024 of $161.3 million were at the high end of our outlook range of between $145 million and $165 million. Excluding restructuring and related expenses of $17.0 million, Total Operating Expenses would have been $144.3 million.

- Capital Expenditures: 2024 outlook range of $25 million to $40 million – Total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) in fiscal 2024 of $27.6 million were at the low-end of our outlook range of between $25 million and $40 million.

3.3   2025 Business Outlook

Consistent with the Company's past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing specific revenue or net income (loss) guidance for 2025. We expect revenue in 2025 to be back-half weighted. Our 2025 outlook includes:

- Total Operating Expenses: 2025 outlook range of $100 million to $120 million – We expect total Operating Expenses (excluding discontinued operations) for fiscal 2025 to be between $100 million and $120 million (compared to $161.3 million in fiscal 2024) as we continue to invest in our business, including investments in research, technology development, continuation engineering, product development, product cost reduction, advanced manufacturing, sales, marketing and customer experience.

- Capital Expenditures: 2025 outlook range of $15 million to $25 million – We expect total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) for fiscal 2025 to be between $15 million and $25 million (compared to $27.6 million in fiscal 2024) as we continue to optimize our manufacturing capacity in support of reducing product costs, and continue with our ongoing planned investments in testing, advanced manufacturing, and production.

Our expectations for 2025 are in part supported by our 12-month Order Book of approximately $98.9 million which is derived from our Order Backlog of approximately $173.5 million as of December 31, 2024. Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments. Our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.

Our expectations are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales, operating expenses, capital expenditures, and financial results in the first two months of 2025; sales orders received for units and services expected to be delivered in the remainder of 2025; risk adjustments to our sales orderbook and sales pipeline; purchase and cost commitments currently in existence for fiscal 2025; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2025; an estimate of purchase and cost commitments to be generated for the balance of 2025; and assumes an average U.S. dollar exchange rate in the low-to-mid $0.70's in relation to the Canadian dollar for 2025.

The primary risk factors to our business expectations for 2025 are customer, production, or program delays or cancellations in delivering against existing orders, and delays from forecast in terms of closing and delivering expected sales; adverse macro-economic and political conditions including trade, tariff, and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our

customers' access to capital and the success of their program plans which could adversely impact our business, including potential changes, delays or accelerations in our expected operating and capital equipment requirements; disruptions due to delays of supply of key materials and components from third party suppliers; disruptions as a result of our reliance on a limited number of product customers and certain of those customer's internal development and commercialization plans and financial liquidity; disruptions as a result of our reliance on a limited number of technology service customers, including Weichai Ballard JV, which are reliant on their internal commercialization plans and budget requirements; disruptions as a result of delays in achieving technology solutions program milestones or receiving payment for such programs; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our operating expense commitments and capital expenditure commitments are priced in Canadian dollars.

In addition to hydrogen and fuel cell commercialization and market adoption risks, certain customers, partners and suppliers are in their early stage of business development, and are subject to significant corporate, product development, and financial risks, including risks on their development programs, commercialization plans, financing plans and liquidity. If customers, partners or suppliers experience any failures or delays in their plans or experience any liquidity or solvency challenges, our business may be materially adversely impacted.

Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons, including: risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, tariffs, subsidies and incentives; risks related to macro-economic and political conditions including trade, public health, and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks. Certain of our customer supply agreements are also subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions, and it is likely that some future supply agreements will also be subject to similar conditions and risks. There can be no assurance that we will achieve or satisfy such conditions or that customers will not cancel their orders. In addition, our supply agreements may include various pricing structures or reduced pricing tiers based on various factors, including volumes and the timing of deliveries. In setting these reduced pricing tiers, we may assume certain future product cost reductions which are subject to execution risk, including future commodity costs, supply chain costs, and production costs, and we may not be successful in achieving the planned cost reductions. In such circumstances, these agreements may become future onerous contracts if our gross margins become negative and the value of carried inventory to support product delivery under such contracts may also be adversely impacted.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, operating expenses, cash flows, or results of operations on a quarterly basis. The Company's revenues, operating expenses, cash flows, and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, operating expenses, cash flows, and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected.

4.   RECENT DEVELOPMENTS (Including Contractual Updates)

4.1   Corporate

<u>Ballard announces restructuring to lower total operating expenses by more than 30% to align with delayed market adoption, while maintaining long-term competitiveness and balance sheet strength</u>

On September 12, 2024, we announced a global corporate restructuring to reduce corporate spending and to maintain balance sheet strength amid a slowdown in hydrogen infrastructure development and delayed fuel cell adoption. Our restructuring measures impacted our global operations, and are expected to yield anticipated annualized total operating expense savings in excess of 30%, with a substantial part of the annualized savings being realized in 2025.

The reduction measures included a reduction in workforce, a rationalization of product development programs, operational consolidation, and reduction in capital expenditures. Cost reduction measures are not expected to impact product delivery and program execution required to fulfill customer commitments.

4.2   Europe

<u>Ballard announces multiple orders totaling over 6 MW of fuel cell engines for European bus market</u>

On December 20, 2025, we announced orders from two bus manufacturers to supply over 90 fuel cell engines, representing approximately 6.4 MW of total rated power, for the European and UK city bus market.

4.3   North America

<u>Ballard to Supply 8 MW of Fuel Cell Engines to Stadler for Californian Passenger Rail</u>

On December 9, 2025, we announced the signing of a multi-year supply agreement with Stadler US ("Stadler") to supply 8 megawatts of FCmove®-HD+ fuel cell engines to power trains for the California Department of Transportation (Caltrans). The supply of the FCmove®-HD+ engines are expected to be integrated into Stadler's line of zero-emission passenger trains, the FLIRT H2.

The order builds on over three years of joint collaboration, including the successful integration of Ballard fuel cell engines into the FLIRT H2, which became the first Federal Railroad Administration (FRA) compliant hydrogen fuel cell powered passenger train demonstrated in the United States. The order

supports Caltrans' purchase of 10 FLIRT H2 trains, with an option for an additional 19 trains, to strengthen the state's zero-emission passenger rail capabilities.

<u>CPKC places follow-on order for approximately 20 MW of Ballard fuel cell engines for North American locomotives</u>

On December 5, 2025, we announced the signing of a new Long Term Supply Agreement ("LTSA") with Canadian Pacific Kansas City ("CPKC"), including the initial supply of 98 fuel cell engines for use in the North American freight rail market. Each engine has a nameplate of 200 kW, totaling approximately 20 MW of fuel cell power. Deliveries of all 98 engines are expected in 2025.

The LTSA builds on an existing partnership between Ballard and CPKC, which started in 2021, and has included delivery of approximately 10 MW of fuel cell engines to date and the successful integration of Ballard fuel cell engines into hydrogen-powered locomotives for regular switching and freight service applications in Alberta, Canada. The fuel cell engines purchased from Ballard are expected to support the expansion of CPKC's hydrogen locomotive program.

Prototype diesel freight locomotives retrofitted with hydrogen fuel cells, hydrogen storage and battery packs have undergone various testing at CPKC since 2022. CPKC currently has three hydrogen locomotives in operation.

<u>Ballard announces purchase order to supply 200 fuel cell engines to New Flyer</u>

On November 4, 2024, we announced a purchase order to supply 200 fuel cell engines to New Flyer, a subsidiary of NFI Group Inc., a leading independent bus and coach manufacturer and a leader in electric mass mobility solutions in North America and Europe.

The order of 200 fuel cell engines, representing a total of approximately 20 MW of power, is the second purchase order under the long-term supply agreement announced in January 2024, and double the first purchase order of 100 engines under this agreement. Delivery of the 200 engines is planned for 2025 and are expected to power New Flyer's next generation Xcelsior CHARGE FC™ hydrogen fuel cell buses for deployment across the U.S., including California, Washington, Arizona, Nevada, and New York.

4.4 China and Rest of World

<u>Ballard announces fuel cell engine order totaling approximately 5 MW for bus market</u>

On March 4, 2025, we announced a multi-year supply agreement from Manufacturing Commercial Vehicles ('MCV'), a leading commercial vehicle manufacturer based in Egypt, for fuel cell engines totaling approximately 5 MW.

The supply agreement for 50 FCmove®-HD+ engines, and initial order of 35 units, represents the continued growth of the relationship with MCV which started in 2022 with fuel cell engine integration support and the first fuel cell engine order placed in 2023. Deliveries of the 50 engines are expected between 2025 and 2026 and will initially support projects in the EU.

Today, Ballard powers more than 1,800 fuel cell buses worldwide, which have collectively logged over 200 million miles of operational service. Ballard's fuel cell engines have demonstrated a 99% availability rate

and zero reported safety incidents and offer an alternative to diesel engines without compromising on routes, capacity, availability, or refueling times.

<u>Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.</u>

On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai. Ballard's strategic collaboration with Weichai included:

- *Equity Investment* – an equity investment in Ballard made by Weichai representing a 19.9% interest in the Company at that time. Weichai currently holds an approximate 15.4% interest in Ballard.

  Ballard entered into an investor rights agreement with Weichai under which: (a) so long as Weichai directly or indirectly holds at least 10% of Ballard's outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors (to date, Weichai's anti-dilution rights with respect to all previous offerings of the Company have expired unexercised); (b) for so long as Weichai directly or indirectly holds at least 15% of Ballard's outstanding Common Shares, it has the right to nominate two directors to Ballard's board of directors; and (c) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard's board of directors.

- *China Joint Venture and Technology Transfer Agreement* – Weichai and Ballard established a joint venture company in Shandong Province in 2018 to support China's Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.

  Weichai Ballard JV develops and manufactures fuel cell modules and components including Ballard's LCS bi-polar plates, fuel cell stacks and FCgen®-LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights (subject to certain conditions) in China and is to pay Ballard a total of $90 million under a program to develop and transfer technology to Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement ($nil million in the fiscal 2024; $2.3 million in the fourth quarter of 2023; $4.9 million in fiscal 2023; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $21.2 million in fiscal 2020; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded primarily as technology solutions revenues in our Heavy-Duty Mobility Truck market. During 2018, we received an initial $9.0 million program prepayment from Weichai Ballard JV with additional amounts to be paid as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV will also purchase MEAs for FCgen®-LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement.

- *Fuel Cell Sales* – In 2019, we announced the receipt of a purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million under a long-term MEA supply agreement. Revenue earned from this agreement ($nil million in the fourth quarter of 2024; $0.1 million in the fiscal 2024; $1.5 million in the fourth quarter of 2023; $2.1 million in fiscal 2023) is recorded as product revenue in our Heavy-Duty Mobility Truck market. As of December 31, 2024, an additional $5.0 million of revenue associated with shipments on this order to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.

The Weichai Ballard JV operation, located in Weifang, Shandong Province, China, has commenced production activities of LCS bi-polar plates, LCS fuel cell stacks and LCS-based modules to power bus and truck FCEVs for the China market. The Weichai Ballard JV is expected to have annual production capacity of 40,000 fuel cell stacks and 20,000 engines.

As a result of continued policy and other challenges in the China fuel cell market and underperformance of the Weichai Ballard JV to date, we have initiated a strategic review of our China strategy with consideration of all strategic options, including related to the Weichai Ballard JV and our relationship with it.

5. RESULTS OF OPERATIONS

5.1 Operating Segments

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results (including revenue and operating expenses) of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of loss and comprehensive income (loss) as loss from discontinued operations.

5.2   Summary of Key Financial Metrics – Three Months Ended December 31, 2024

Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)		Three months ended December 31,			
		2024	2023	$ Change	% Change
Heavy-Duty Mobility	$	**16,818** $	**29,004** $	**(12,186)**	**(42%)**
Bus		*13,085*	*11,978*	*1,107*	*9%*
Truck		*598*	*5,991*	*(5,393)*	*(90%)*
Rail		*1,089*	*7,039*	*(5,950)*	*(85%)*
Marine		*2,046*	*3,996*	*(1,950)*	*(49%)*
Stationary		**6,934**	**12,805**	**(5,871)**	**(46%)**
Emerging and Other		**768**	**4,942**	**(4,174)**	**(84%)**
Revenues	$	**24,520** $	**46,751** $	**(22,231)**	**(48%)**
Europe	$	**16,669** $	24,907 $	(8,238)	(33%)
North America		**7,123**	15,106	(7,983)	(53%)
China		**69**	5,496	(5,427)	(99%)
Rest of World		**659**	1,242	(583)	(47%)
Revenues		**24,520**	46,751	(22,231)	(48%)
Cost of goods sold		**27,747**	56,918	(29,171)	(51%)
Gross Margin	$	**(3,227)** $	**(10,167)** $	**6,940**	**68%**
Gross Margin %		**(13%)**	**(22%)**	**n/a**	**9 pts**

Fuel Cell Products and Services Revenues of $24.5 million for the fourth quarter of 2024 decreased (48%), or ($22.2) million, compared to the fourth quarter of 2023. The (48%) decrease was driven by lower Heavy-Duty Mobility market, Stationary, and Emerging and Other revenues. Revenue declined in all regions including Europe, North America, China and Rest of World.

Heavy-Duty Mobility revenues of $16.8 million in the fourth quarter of 2024 decreased ($12.2) million, or (42%), due to lower sales of rail, truck and marine fuel cell products, partially offset by higher sales in the bus sub-market. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $16.8 million in the fourth quarter of 2024 includes service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $0.1 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $16.7 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, truck, rail and marine programs.

Heavy-Duty Mobility revenues of $29.0 million in the fourth quarter of 2023 includes service revenues of $2.3 million earned on the Weichai Ballard JV technology transfer program; $2.3 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the

assembly of modules to power zero-emission FCEVs in China; and $24.4 million from a variety of customers in Europe, North America, China, and the rest of the world.

Stationary revenues of $6.9 million in the fourth quarter of 2024 decreased ($5.9) million, or (46%), due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.

Emerging and Other market revenues of $0.8 million decreased ($4.2) million, or (84%), due primarily to lower sales of fuel cell modules for mining and off-road applications and lower fuel cell stack shipments for material handling applications.

Fuel Cell Products and Services gross margins were ($3.2) million, or (13%) of revenues, for the fourth quarter of 2024, compared to ($10.2) million, or (22%) of revenues, for the fourth quarter of 2023. The negative gross margin in the fourth quarter of 2024 was driven primarily by the impacts of revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, higher fixed overhead costs due to cost structure, and increases in product component supply costs.

Gross margin in the fourth quarter of 2024 was also positively impacted by net warranty adjustments of $2.1 million due to better than expected performance; and negatively impacted by inventory impairment adjustments and net increases in onerous contract provisions of ($1.3) million. Gross margin in the fourth quarter of 2023 was negatively impacted by inventory impairment adjustments and onerous contract provisions of ($10.7) million; and positively impacted by net warranty adjustments of $0.3 million.

Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
	2024	2023	$ Change	% Change
Research and Product Development	$ **19,909**	$ 24,459	$ (4,550)	(19%)
General and Administrative	**6,275**	5,042	1,233	24%
Sales and Marketing	**3,066**	3,716	(650)	(17%)
Operating Expenses	$ **29,250**	$ 33,217	$ (3,967)	(12%)
Research and Product Development (cash operating cost)	$ **19,426**	$ 21,337	$ (1,911)	(9%)
General and Administrative (cash operating cost)	**4,615**	4,233	382	9%
Sales and Marketing (cash operating cost)	**3,152**	3,380	(228)	(7%)
Cash Operating Costs	$ **27,193**	$ 28,950	$ (1,757)	(6%)

Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.

Total Operating Expenses (excluding Other operating expenses) for the fourth quarter of 2024 were $29.2 million, a decrease of ($4.0) million, or (12%), compared to the fourth quarter of 2023. The (12%) decrease was driven by lower research and product development expenses of ($4.6) million and lower

sales and marketing expenses of ($0.7) million, partially offset by higher general and administrative expenses of $1.2 million.

Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2024 were $27.2 million, a decrease of ($1.8) million, or (6%), compared to the fourth quarter of 2023. The (6%) decrease was driven by lower research and product development cash operating costs of ($1.9) million and lower sales and marketing cash operating costs of ($0.2) million, partially offset by higher general and administrative cash operating costs of $0.4 million.

The ($1.8) million, or (6%), decrease in cash operating costs in the fourth quarter of 2024 was driven primarily by the initial impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2024 as we continue to incur significant expenditures on technology and product development initiatives including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)			Three months ended December 31,		
		2024	2023	$ Change	% Change
Adjusted EBITDA	$	**(36,004)**	$ (44,083)	$ 8,079	18%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2024 was ($36.0) million, compared to ($44.1) million for the fourth quarter of 2023. The decrease in Adjusted EBITDA loss of $8.1 million was driven primarily by the decrease in gross margin loss of $6.9 million, lower Cash Operating Costs of $1.8 million, and lower equity in loss of investment in joint venture and associates of $1.8 million attributed to the operations of Weichai Ballard JV. These improvements were partially offset by increased impairment losses on trade receivables of ($1.8) million and higher restructuring and related expenses of ($0.4) million.

Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)			Three months ended December 31,		
		2024	2023	$ Change	% Change
Net loss from Continuing Operations	$	**(46,471)**	$ (48,889)	$ 2,418	5%

Net loss from continuing operations for the fourth quarter of 2024 was ($46.5) million, or ($0.16) per share, compared to a net loss from continuing operations of ($48.9) million, or ($0.16) per share, in the fourth quarter of 2023. The $2.4 million decrease in net loss in the fourth quarter of 2024 was driven primarily by the decrease in Adjusted EBITDA loss of $8.1 million, lower depreciation and amortization expense of $2.5 million, and lower stock-based compensation expense of $1.5 million. These improvements were partially offset by increased impairment charges on property, plant and equipment and intangible assets of ($3.9) million, lower finance and other income of ($4.0) million, and increased losses on forward foreign exchange contracts of ($1.5) million.

In addition, operating margins, and costs in the fourth quarter of 2024 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to the fourth quarter of 2023. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (3%), or (200) basis points, lower in the fourth quarter of 2024 as compared to the fourth quarter of 2023, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $0.6 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.2 million.

Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)		Three months ended December 31,			
		2024	2023	$ Change	% Change
Revenues	$	— $	323	$ (323)	(100%)
Cost of goods sold		—	108	(108)	(100%)
Gross margin		—	215	(215)	(100%)
Operating expenses		—	(2,699)	2,699	100%
Finance and other income (loss)		—	125	(125)	(100%)
Net loss from discontinued operations	$	— $	(2,359)	$ 2,359	100%

Net loss from discontinued operations for the fourth quarter of 2024 was $nil million, or $nil per share, compared to ($2.4) million, or ($0.01) per share, for the fourth quarter of 2024. During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.3 Summary of Key Financial Metrics – Year Ended December 31, 2024
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)		Year ended December 31,		
	2024	2023	$ Change	% Change
Heavy-Duty Mobility	$ 53,390	$ 66,657	$ (13,267)	(20%)
Bus	44,163	29,265	14,898	*51%*
Truck	3,714	10,961	(7,247)	*(66%)*
Rail	2,647	19,100	(16,453)	*(86%)*
Marine	2,866	7,331	(4,465)	*(61%)*
Stationary	12,757	21,707	(8,950)	(41%)
Emerging and Other	3,584	14,004	(10,420)	(74%)
Revenues	$ 69,731	$ 102,368	$ (32,637)	(32%)
Europe	$ 47,153	$ 48,958	$ (1,805)	(4%)
North America	17,997	37,736	(19,739)	(52%)
China	2,631	11,980	(9,349)	(78%)
Rest of World	1,950	3,694	(1,744)	(47%)
Revenues	69,731	102,368	(32,637)	(32%)
Cost of goods sold	91,713	124,199	(32,486)	(26%)
Gross Margin	$ (21,982)	$ (21,831)	$ (151)	(-%)
Gross Margin %	(32%)	(21%)	n/a	(11 pts)

Fuel Cell Products and Services Revenues of $69.7 million for 2024 decreased (32%), or ($32.6) million, compared to 2023. The (32%) decrease was driven by lower Heavy-Duty Mobility, Emerging and Other, and Stationary market revenues. Revenue declined in all regions including North America, China, Rest of World, and Europe.

Heavy-Duty Mobility revenues of $53.4 million in 2024 decreased ($13.3) million, or (20%), due to lower sales of rail, truck and marine fuel cell products, partially offset by higher sales in the bus sub-market. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $53.4 million in 2024 includes service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $2.5 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $50.9 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, truck, rail and marine programs.

Heavy-Duty Mobility revenues of $66.7 million in 2023 includes service revenue of $4.9 million earned on the Weichai Ballard JV technology transfer program; $3.2 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $1.7 million of product and service revenues from Synergy Ballard JVCo; and $56.9 million from a variety of customers in Europe, North America, China, and the rest of the world.

Stationary revenues of $12.8 million in 2024 decreased ($9.0) million, or (41%), due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.

Emerging and Other market revenues of $3.6 million in 2024 decreased ($10.4) million, or (74%), due primarily to lower fuel cell stack shipments for material handling applications and lower sales of fuel cell modules primarily for mining and off-road applications.

Fuel Cell Products and Services gross margins were ($22.0) million, or (32%) of revenues, for 2024, compared to ($21.8) million, or (21%) of revenues, for 2023. The negative gross margin in 2024 was driven primarily by the impacts of revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, higher fixed overhead costs due to cost structure, and increases in product component supply costs.

Gross margin in 2024 was also negatively impacted by inventory impairment adjustments and net increases in onerous contract provisions of ($5.7) million; and positively impacted by net warranty adjustments of $4.0 million due to better than expected performance. Gross margin in 2023 was negatively impacted by net increases in inventory impairment and onerous contract provisions of ($15.0) million; and negatively impacted by net warranty adjustments of ($0.3 million).

Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Year ended December 31,			
	2024	2023	$ Change	% Change
Research and Product Development	$ **94,494**	$ 98,306	$ (3,812)	(4%)
General and Administrative	**23,516**	23,874	(358)	(1%)
Sales and Marketing	**13,502**	15,110	(1,608)	(11%)
Operating Expenses	$ **131,512**	$ 137,290	$ (5,778)	(4%)
Research and Product Development (cash operating cost)	$ **84,590**	$ 86,248	$ (1,658)	(2%)
General and Administrative (cash operating cost)	**18,617**	19,513	(896)	(5%)
Sales and Marketing (cash operating cost)	**12,724**	13,566	(842)	(6%)
Cash Operating Costs	$ **115,931**	$ 119,327	$ (3,396)	(3%)

Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.

Total Operating Expenses (excluding Other operating expenses) for 2024 were $131.5 million, a decrease of ($5.8) million, or (4%), compared to 2023. The (4%) decrease was driven by lower research and product development expenses of ($3.8) million, lower sales and marketing expenses of ($1.6) million, and lower general and administrative expenses of ($0.4) million.

Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for 2024 were $115.9 million, a decrease of ($3.4) million, or (3%), compared to 2023. The (3%) decrease was driven by

lower research and product development expenses of ($1.7) million, lower general and administrative expenses of ($0.9) million, and lower sales and marketing expenses of ($0.8) million.

The ($3.4) million, or (3%), decrease in cash operating costs in 2024 was driven primarily by the initial impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2024 as we continue to incur significant expenditures on technology and product development initiatives including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction.

Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules (our recently released 9th generation fuel cell engine) designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)		Year ended December 31,			
		2024	2023	$ Change	% Change
Adjusted EBITDA	$	**(168,133)**	$ (150,088)	$ (18,045)	(12%)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for 2024 was ($168.1) million, compared to ($150.1) million for 2023. The increase in Adjusted EBITDA loss of ($18.0) million was driven primarily by higher restructuring and related expenses of ($15.5) million, higher impairment losses on trade receivables of ($11.3) million, and by an increase in gross margin loss of ($0.2) million. These declines were partially offset by lower Cash Operating Costs of $3.4 million, and lower equity in loss of investment in joint venture and associates of $5.2 million attributed to the operations of Weichai Ballard JV.

Restructuring and related expenses in 2024 of $17.0 million (included in Adjusted EBITDA loss) relate primarily to a global corporate restructuring initiated in September 2024 consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring expenses include personnel severance costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of any expected recoveries.

Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Year ended December 31,			
	2024	2023	$ Change	% Change
Net loss from Continuing Operations	$ **(323,530)**	$ (144,210)	$ (179,320)	(124%)

Net loss from continuing operations for 2024 was ($323.5) million, or ($1.08) per share, compared to a net loss from continuing operations of ($144.2) million, or ($0.48) per share, in 2023. The ($179.3) million increase in net loss in 2024 was driven primarily by the increase in Adjusted EBITDA loss of ($18.0) million, impairment charges on goodwill of ($40.3) million, increased impairment charges on property, plant and equipment of ($110.1) million, impairment charges on intangible assets of ($0.7) million, lower finance and other income of ($12.1) million, and higher finance expense of ($1.0) million, partially offset by lower stock-based compensation expense of $3.3 million.

Goodwill impairment charges of ($40.3) million in 2024 consist of a write-down of the remaining corporate goodwill balance to $nil as a result of the decline in the Company's market capitalization. Property, plant and equipment impairment charges of ($111.0) million in 2024 consist of a net impairment allowance against consolidated assets of ($95.1) million to impair these operating assets to their estimated residual value, and a write-down of certain specific assets of ($15.9) million located in Canada, Denmark and China primarily as a result of the global corporate restructuring initiative initiated in September 2024.

The ($12.1) million decrease in finance and other income in 2024, as compared to 2023, was due to lower investment income of ($6.5) million, higher negative mark to market and foreign exchange impacts of ($1.9) million on our long-term investments including Forsee Power, Wisdom, Quantron, HyCap, Clean H2 and Templewater, and by higher foreign exchange losses on net monetary assets of ($4.0) million.

In addition, operating margins, and costs in 2024 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to 2023. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (1.5%), or (140) basis points, lower in 2024 as compared to 2023, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $1.6 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.2 million.

Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Year ended December 31,			
	2024	2023	$ Change	% Change
Revenues	$ **—**	$ 934	$ (934)	(100%)
Cost of goods sold	**—**	607	(607)	(100%)
Gross margin	**—**	327	(327)	(100%)
Operating expenses	**(720)**	(7,913)	7,193	91%
Finance and other (income) loss	**5**	337	(332)	(99%)
Impairment charges on intangible assets	**—**	(2,266)	2,266	100%
Impairment charges on goodwill	**—**	(23,991)	23,991	100%
Net loss from discontinued operations	$ **(715)**	$ (33,506)	$ 32,791	98%

Net loss from discontinued operations for 2024 was ($0.7) million, or ($nil) per share, compared to ($33.5) million, or ($0.11) per share, in 2023. During the fourth quarter of 2023, we completed a restructuring of

operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.4   Operating Expenses and Other Items – Three Months and Year ended December 31, 2024

Research and product development expenses

(Expressed in thousands of U.S. dollars)		Three months ended December 31,			
Research and product development		**2024**	2023	$ Change	% Change
Research and product development expense	$	19,909 $	24,459 $	(4,550)	(19%)
Less: Depreciation and amortization expense	$	141 $	(1,832) $	1,973	108%
Less: Stock-based compensation expense	$	(624) $	(1,290) $	666	52%
Research and Product Development (cash operating cost)	$	19,426 $	21,337 $	(1,911)	(9%)
(Expressed in thousands of U.S. dollars)		Year ended December 31,			
Research and product development		**2024**	2023	$ Change	% Change
Research and product development expense	$	94,494 $	98,306 $	(3,812)	(4%)
Less: Depreciation and amortization expense	$	(5,587) $	(6,538) $	951	15%
Less: Stock-based compensation expense	$	(4,317) $	(5,520) $	1,203	22%
Research and Product Development (cash operating cost)	$	84,590 $	86,248 $	(1,658)	(2%)

Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.

Research and product development expenses for the three months ended December 31, 2024, were $19.9 million, a decrease of ($4.6) million, or (19%), compared to the corresponding period of 2023. Excluding depreciation and amortization expense and stock-based compensation expense, research, and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $19.4 million in the fourth quarter of 2024, a decrease of ($1.9) million, compared to the fourth quarter of 2023.

Research and product development expenses for the year ended December 31, 2024, were $94.5 million, a decrease of ($3.8) million, or (4%), compared to the corresponding period of 2023. Excluding depreciation and amortization expense and stock-based compensation expense, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $84.6 million in 2024, a decrease of ($1.7) million, (2%), compared to 2023.

The respective ($1.9) million, or (9%), and ($1.7) million, or (2%), decreases in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2024, as compared to the fourth quarter and fiscal year 2023, was driven primarily by the initial impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2024. Expenses in 2024 include expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules (our recently released 9th generation fuel cell engine) designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and

on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Depreciation and amortization expense (recovery) included in research and product development expense for the three months and year ended December 31, 2024 was ($0.1) million and $5.6 million, respectively, compared to $1.8 million and $6.5 million, respectively, for the corresponding periods of 2023. Depreciation and amortization expense relate primarily to depreciation expense on our increased investment in research and product development facilities and equipment.

Stock-based compensation expense included in research and product development expense for the three months and year ended December 31, 2024 was $0.6 million and $4.3 million, respectively, compared to $1.3 million and $5.5 million, respectively, for the corresponding periods of 2023. The decrease in 2024 was due primarily to certain equity awards no longer expected to meet their vesting criteria.

General and administrative expenses

| (Expressed in thousands of U.S. dollars) | Three months ended December 31, | | | |
General and administrative	2024	2023	$ Change	% Change
General and administrative expense	$ 6,275	$ 5,042	$ 1,233	24%
Less: Depreciation and amortization expense	$ (278)	$ (556)	$ 278	50%
Less: Stock-based compensation expense	$ (530)	$ (949)	$ 419	44%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$ (852)	$ 696	$ (1,548)	(222%)
General and Administrative (cash operating cost)	$ 4,615	$ 4,233	$ 382	9%

| (Expressed in thousands of U.S. dollars) | Year ended December 31, | | | |
General and administrative	2024	2023	$ Change	% Change
General and administrative expense	$ 23,516	$ 23,874	$ (358)	(1)%
Less: Depreciation and amortization expense	$ (1,441)	$ (1,997)	$ 556	28%
Less: Stock-based compensation expense	$ (2,363)	$ (3,660)	$ 1,297	35%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$ (1,095)	$ 1,296	$ (2,391)	(184%)
General and Administrative (cash operating cost)	$ 18,617	$ 19,513	$ (896)	(5%)

General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.

General and administrative expenses for the three months ended December 31, 2024, were $6.3 million, an increase of $1.2 million, or 24%, compared to the corresponding period of 2023. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $4.6 million in the fourth quarter of 2024, an increase of $0.4 million, or 9%, compared to the fourth quarter of 2023.

General and administrative expenses for the year ended December 31, 2024, were $23.5 million, a decrease of ($0.4) million, or (1%), compared to the corresponding period of 2023. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $18.6 million in 2024, a decrease of ($0.9) million, or (5%), compared to 2023.

The $0.4 million, or 9%, increase in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter of 2024, as compared to the fourth

quarter of 2023, was due primarily to higher audit and related costs combined with the impact of inflationary wage pressures, partially offset by the initial impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce.

The ($0.9) million, or (5%), decrease in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in 2024, as compared to 2023, was due primarily to lower consulting and contractor services, recruiting, and insurance costs, partially offset by the impact of inflationary wage pressures.

Depreciation and amortization expense included in general and administrative expense for the three months and year ended December 31, 2024 was $0.3 million and $1.4 million, respectively, compared to $0.6 million and $2.0 million, respectively, for the corresponding periods of 2023. Depreciation and amortization expense relate primarily to our office and information technology intangible assets including our ongoing investment in our ERP system.

Stock-based compensation expense included in general and administrative expense (recovery) for the three months and year ended December 31, 2024 $0.5 million and $2.4 million, respectively, compared to $0.9 million and $3.7 million, respectively, for the corresponding periods of 2023. The decrease in 2024 was due primarily to certain equity awards no longer expected to meet their vesting criteria.

The impact of unrealized (gains) losses on foreign exchange contracts included in general and administrative expense for the three months and year ended December 31, 2024, was $0.9 million and $1.1 million, respectively, compared to ($0.7) million and ($1.3) million, respectively, for the corresponding periods of 2023. We use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)		Three months ended December 31,			
Sales and marketing		2024	2023	$ Change	% Change
Sales and marketing expense	$	3,066 $	3,716 $	(650)	(17%)
Less: Depreciation and amortization expense	$	— $	— $	—	-%
Less: Stock-based compensation expense	$	86 $	(336) $	422	126%
Sales and Marketing (cash operating cost)	$	3,152 $	3,380 $	(228)	(7%)

(Expressed in thousands of U.S. dollars)		Year ended December 31,			
Sales and marketing		2024	2023	$ Change	% Change
Sales and marketing expense	$	13,502 $	15,110 $	(1,608)	(11%)
Less: Depreciation and amortization expense	$	(2) $	(4) $	2	50%
Less: Stock-based compensation expense	$	(776) $	(1,540) $	764	50%
Sales and Marketing (cash operating cost)	$	12,724 $	13,566 $	(842)	(6%)

Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.

Sales and marketing expenses for the three months ended December 31, 2024, were $3.1 million, a decrease of ($0.7) million, or (17%), compared to the corresponding period of 2023. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP

Measures and Reconciliations) was $3.2 million in the fourth quarter of 2024, a decrease of ($0.2) million, or (7%), compared to the fourth quarter of 2023.

Sales and marketing expenses for the year ended December 31, 2024 were $13.5 million, a decrease of ($1.6) million, or (11%), compared to the corresponding period of 2023. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $12.7 million in 2024, a decrease of ($0.8) million, or (6%), compared to 2023.

The ($0.2) million, or (7%), and ($0.8) million, or (6%), decrease in sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2024, as compared to the fourth quarter and fiscal year 2023, was due primarily to decreased commercial expenditures primarily in Europe and China, partially offset by the impact of inflationary wage pressures.

Stock-based compensation expense included in sales and marketing expense for the three months and year ended December 31, 2024 was ($0.1) million and $0.8 million, respectively, compared to $0.3 million and $1.5 million, respectively, for the corresponding periods of 2023. The decrease in 2024 was due primarily to certain equity awards no longer expected to meet their vesting criteria.

Other operating expenses for the three months and year ended December 31, 2024, was $3.9 million and $29.8 million, respectively, compared to $1.8 million and $3.8 million, respectively, for the corresponding periods of 2023. The following table provides a breakdown of other operating expense for the reported periods:

(Expressed in thousands of U.S. dollars)		Three months ended December 31,			
		2024	2023	$ Change	% Change
Impairment loss on trade receivables	$	**3,206** $	1,436 $	1,770	123%
Restructuring and related costs (recovery)		**708**	322	386	120%
Acquisition related costs		**—**	(3)	(3)	(100%)
Other expenses (recovery)	$	**3,914** $	1,755 $	2,159	123%

(Expressed in thousands of U.S. dollars)		Year ended December 31,			
		2024	2023	$ Change	% Change
Impairment loss on trade receivables	$	**12,760** $	1,498 $	11,262	751%
Restructuring and related costs (recovery)		**17,046**	1,512	15,534	1027%
Acquisition related costs		**—**	773	(773)	(100%)
Other expenses (recovery)	$	**29,806** $	3,783 $	26,023	688%

Impairment loss on trade receivables for the three months and year ended December 31, 2024 were $3.2 million and $12.8 million, respectively, compared to $1.4 million and $1.5 million, respectively, for the corresponding periods of 2023, and consist primarily of receivables from certain customers in China no longer deemed collectable. If we recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Restructuring and related costs (recovery) for the three months and year ended December 31, 2024 were $0.7 million and $17.0 million, respectively, compared to $0.3 million and $1.5 million, respectively, for the

corresponding periods of 2023. Restructuring and related expenses relate primarily to a global corporate restructuring initiated in September 2024 consisting of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring expenses include personnel severance costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of any expected recoveries.

Acquisition related costs for 2024 were nominal, compared to $0.8 million for 2023, and consist primarily of legal, advisory, and transaction related costs incurred due to corporate development activities.

Finance income (loss) and other for the three months and year ended December 31, 2024 was ($2.1) million and $18.9 million, respectively, compared to $1.9 million and $31.1 million for the corresponding periods of 2023. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)		Three months ended December 31,			
		2024	2023	$ Change	% Change
Employee future benefit plan expense	$	**(9)** $	(15) $	6	40%
Investment and other income (loss)		**7,643**	10,906	(3,263)	(30%)
Mark to Market gain (loss) on financial assets		**(7,417)**	(10,329)	2,912	28%
Foreign exchange gain (loss)		**(2,296)**	1,309	(3,605)	(277%)
Government levies		**—**	—	—	-%
Finance income (loss) and other	$	**(2,079)** $	1,871 $	(3,950)	(211%)

(Expressed in thousands of U.S. dollars)		Year ended December 31,			
		2024	2023	$ Change	% Change
Employee future benefit plan expense	$	**(20)** $	(109) $	89	82%
Investment and other income (loss)		**36,885**	43,340	(6,455)	(15%)
Mark to Market gain (loss) on financial assets		**(14,788)**	(12,897)	(1,891)	(15%)
Foreign exchange gain (loss)		**(3,144)**	821	(3,965)	(483%)
Government levies		**—**	(100)	100	100%
Finance income (loss) and other	$	**18,933** $	31,055 $	(12,122)	(39%)

Employee future benefit plan expense for the three months and year ended December 31, 2024 and 2023 were nominal and consist primarily of interest cost on plan obligations over the expected return on plan assets on a curtailed and now terminated defined benefit pension plan for certain former United States employees.

Investment and other income for the three months and year ended December 31, 2024 were $7.6 million and $36.9 million, respectively, compared to $10.9 million and $43.3 million, respectively, for the corresponding periods of 2023. Amounts were earned on our cash, cash equivalents and short-term investments and have changed proportionately with the relative change in our overall average monthly cash balances and the overall change in the underlying market rates during 2024 and 2023.

Mark to market gain (loss) on financial assets for the three months and year ended December 31, 2024 were ($7.4) million and ($14.8) million, respectively, compared to ($10.3) million and ($12.9) million, respectively, for the corresponding periods of 2023. Mark to market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including Forsee Power, Wisdom, Quantron, Templewater, HyCap and Clean H2. Mark to market gains and losses are also impacted by the conversion of these long-term financial assets from their respective European Euro or Great British pound denominated investment to the U.S. dollar.

Foreign exchange gains (losses) for the three months and year ended December 31, 2024 were ($2.3) million and ($3.1) million, respectively, compared to $1.3 million and $0.8 million, respectively, for the corresponding periods of 2023. Foreign exchange gains and losses are attributable primarily to the effect of changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Ballard Power Systems Europe A/S' assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date which are recorded in other comprehensive income (loss).

Government levies for the year ended December 31, 2024 were nominal, compared to ($0.1) million for the corresponding period of 2023. Government levies relate primarily to withholding taxes deducted from proceeds earned on certain commercial contracts.

Finance expense for the three months and year ended December 31, 2024 was ($0.5) million and ($2.1) million, respectively, compared to ($0.3) million and ($1.1) million, respectively, for the corresponding periods of 2023. Finance expense represents the interest expense incurred on our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.

Equity in income (loss) of investment in joint venture and associates for the three months and year ended December 31, 2024 was ($2.5) million and ($4.9) million, respectively, compared to ($4.3) million and ($10.1) million, respectively, for the corresponding periods of 2023. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV in China due to our 49% ownership position which is accounted for using the equity method of accounting.

The loss of investment in joint venture and associates in the operations of Weichai Ballard JV includes research and product development expenses in the periods consisting primarily of amounts expended on the ongoing $90 million technology transfer agreement with Ballard as Weichai Ballard JV continues to establish operations. Weichai Ballard JV manufactures Ballard's next-generation LCS bi-polar plates, fuel cell stacks and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

Impairment charges on property, plant and equipment for the three months and year ended December 31, 2024 was ($4.3) million and ($111.0) million, respectively, compared to ($1.0) million and ($1.0) million, respectively, for the corresponding periods of 2023. Impairment charges in 2024 of ($111.0)

million consist of a net impairment allowance against consolidated assets of ($93.5) million to impair these operating assets to their estimated residual value of approximately $9.0 million, and a write-down of certain specific assets of ($17.5) million located in Canada, Denmark and China primarily as a result of the global corporate restructuring initiative initiated in September 2024. Impairment charges in 2023 of ($1.0) million consists primarily of a write-down of assets in China.

Impairment charges on intangible assets for the three months and year ended December 31, 2024 was ($0.7) million in each of the periods and consists of a write-down of certain information technology assets located in Denmark primarily as a result of the global corporate restructuring initiative initiated in September 2024.

Impairment charges on goodwill for the year ended December 31, 2024 was ($40.3) million and consists of a write-down of the corporate goodwill balance to nil as a result of the decline in the Company's market capitalization during 2024.

5.5   Summary of Quarterly Results

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)		Quarter ended,			
		Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
Revenues	$	24,520 $	14,756 $	16,003 $	14,452
Net loss from continuing operations	$	(46,471) $	(204,531) $	(31,463) $	(41,066)
Net loss from continuing operations per share, basic and diluted	$	(0.16) $	(0.68) $	(0.11) $	(0.14)
Weighted average common shares outstanding		299,425	299,412	299,392	299,011
		Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023
Revenues	$	46,751 $	27,060 $	15,314 $	13,243
Net loss from continuing operations	$	(48,889) $	(34,721) $	(28,213) $	(32,388)
Net loss from continuing operations per share, basic and diluted	$	(0.16) $	(0.12) $	(0.09) $	(0.11)
Weighted average common shares outstanding		298,826	298,705	298,679	298,429

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

•   **Revenues**: Variations in fuel cell product and service revenues reflect the demand and timing of our customers' fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.

•   **Operating expenses**: Operating expenses were negatively impacted in the third quarter of 2024 by restructuring and related charges of ($16.1) million and negatively impacted by impairment losses on trade receivables of ($7.9) million. Operating expenses also include the impact of changes in the

value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

- **Net loss from continuing operations:** Net loss from continuing operations is impacted by the above noted impacts on Revenues and Operating expenses. Net loss in the fourth quarter of 2024 was negatively impacted by impairment charges on property, plant and equipment and intangible assets of ($5.0) million. Net loss in the third quarter of 2024 was negatively impacted by impairment charges on goodwill of ($40.3) million and negatively impacted by impairment charges on property, plant and equipment of ($106.8) million. Net loss in the fourth quarter of 2024, third quarter of 2024, the second quarter of 2024, the first quarter of 2024, the fourth quarter of 2023, the third quarter of 2023, the second quarter of 2023, and the first quarter of 2023, was also impacted by mark to market gains (losses) on financial assets of ($7.4) million, ($2.7) million, $1.7 million, ($6.3) million, ($10.3) million, ($2.5) million, $0.3 million, and ($0.5) million, respectively, related primarily to our investments in Forsee Power, Wisdom, Quantron, HyCap, Clean H2 and Templewater.

6.   CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

6.1   Summary of Cash Flows

Cash and cash equivalents were $603.9 million as of December 31, 2024, compared to $751.1 million as of December 31, 2023. The ($147.2) million decrease in cash and cash equivalents in 2024 was driven primarily by net cash operating losses (excluding non-cash items) of ($113.4) million, purchases of property, plant and equipment and intangible assets of ($27.6) million, long-term financial investments of ($12.0) million consisting of new investments in HyCap, Clean H2 and Templewater, and by finance lease repayments of ($3.3) million. These cash outflows in 2024 were partially offset by net working capital inflows of $5.3 million, proceeds on disposition of certain small stationary assets in Denmark of $3.2 million, and net proceeds on the settlement of a now terminated defined benefit pension plan for certain former United States employees of $1.5 million.

6.2   Cash Provided by (Used by) Operating Activities

(Expressed in thousands of U.S. dollars)		Three months ended December 31,		
		2024	2023	$ Change
Cash Operating Loss	$	**(23,938)** $	(17,485) $	(6,453)
Change in Working Capital:				
Trade and other receivables		**(4,684)**	(16,271)	11,587
Inventory		**6,514**	14,986	(8,472)
Prepaid expenses and other current assets		**2,976**	3,522	(546)
Trade and other payables		**(6,916)**	(954)	(5,962)
Deferred revenue		**2,289**	(4,030)	6,319
Warranty provision		**(645)**	1,893	(2,538)
		(466)	(854)	388
Cash Used by Operating Activities	$	**(24,404)** $	(18,339) $	(6,065)

For the three months ended December 31, 2024, cash used by operating activities was ($24.4) million, compared to ($18.3) million for the three months ended December 31, 2023. The ($6.1) million increase in cash used by operating activities in the fourth quarter of 2024, as compared to the fourth quarter of

2023, was driven by the relative increase in cash operating losses of ($6.5) million, partially offset by the relative decrease in working capital requirements of $0.4 million.

The relative ($6.5) million increase in cash operating losses in the fourth quarter of 2024 was driven by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling ($14.6) million, including changes in impairment losses on trade receivables, inventory impairment and onerous contracts provision adjustments, restructuring expenses, finance and other income (excluding mark to market fair value changes on investments), and equity investment losses in joint venture and associates. These items were partially offset by the decrease in Adjusted EBITDA loss of $8.1 million.

The total change in working capital of ($0.5) million in the fourth quarter of 2024 was driven by lower accounts payable and accrued liabilities of ($6.9) million primarily as a result of the timing of restructuring payments, supplier payments and annual compensation awards, and by higher accounts and contract receivables of ($4.7) million primarily due to the timing of revenues and the related customer collections. These fourth quarter of 2024 (outflows) were partially offset by lower inventory of $6.5 million primarily as a result of fourth quarter shipments, by lower prepaid expenses of $3.0 million primarily due to the timing of annual insurance renewals, and by higher deferred revenue of $2.3 million as we collected pre-payments on certain product and service contracts in advance of work performed.

The total change in working capital of ($0.7) million in the fourth quarter of 2023 was driven by lower inventory of $15.0 million due primarily to higher product shipments in the period, lower prepaid expenses of $3.5 million primarily due to the timing of annual insurance renewals, and by higher warranty provisions of $1.9 million. These fourth quarter of 2023 inflows were partially offset by higher accounts and contract receivables of ($16.3) million primarily due to the timing of revenues and the related customer collections, and lower deferred revenue of ($4.0) million as pre-payments on certain product and service contracts were recognized.

(Expressed in thousands of U.S. dollars)		Year ended December 31,		
		2024	2023	$ Change
Cash Operating Loss	$	**(113,335)** $	(87,484) $	(25,851)
Change in Working Capital:				
Trade and other receivables		**13,349**	(12,913)	26,262
Inventory		**(16,946)**	(898)	(16,048)
Prepaid expenses and other current assets		**2,689**	76	2,613
Trade and other payables		**1,204**	(3,580)	4,785
Deferred revenue		**7,044**	(3,442)	10,486
Warranty provision		**(2,104)**	3,671	(5,775)
		5,236	(17,086)	22,323
Cash Used by Operating Activities	$	**(108,099)** $	(104,570) $	(3,528)

For the year ended December 31, 2024, cash used by operating activities was ($108.1) million compared to ($104.6) million for 2023. The ($3.5) million increase in cash used by operating activities in 2024, as compared to 2023, was driven by the relative increase in cash operating losses of ($25.9) million, partially offset by the relative decrease in working capital requirements of $22.3 million.

The relative ($25.9) million increase in cash operating losses in 2024 was driven by the increase in Adjusted EBITDA loss of ($18.0) million, and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling ($7.9) million, including changes in impairment losses on trade receivables, inventory impairment and onerous contracts provision adjustments,

restructuring expenses, finance and other income (excluding mark to market fair value changes on investments), and equity investment losses in joint venture and associates.

The total change in working capital of $5.2 million 2024 was driven by lower accounts and contract receivables of $13.3 million primarily due to the timing of revenues and the related customer collections, by higher deferred revenue of $7.0 million as we collected pre-payments on certain product and service contracts in advance of work performed, and by lower prepaid expenses of $2.7 million. These 2024 inflows were partially offset by higher inventory of ($16.9) million primarily to support expected product shipments in 2025, and by lower warranty provisions of ($2.1) million.

The total change in working capital of ($17.1) million in 2023 was driven by higher accounts and contract receivables of ($12.9) million primarily due to the timing of revenues and the related customer collections, lower accounts payable and accrued liabilities of ($3.6) million primarily as a result of the timing of supplier payments and annual compensation awards, lower deferred revenue of ($3.4) million as pre-payments on certain product and service contracts were recognized, and higher inventory of ($0.9) million. These 2023 outflows were partially offset by higher warranty provisions of $3.7 million.

6.3   Cash Provided by (Used by) Investing Activities

Investing activities resulted in net cash outflows of ($6.1) million and ($36.5) million, respectively, for the three months and year ended December 31, 2024, compared to net cash outflows of ($10.8) million and ($54.3) million, respectively, for the corresponding periods of 2023.

Investing activities in the fourth quarter of 2024 of ($6.1) million consist of capital expenditures of ($5.9) million incurred primarily for production and test equipment and certain intangible assets, and long-term investments in HyCap and Clean H2 hydrogen infrastructure and growth equity funds of ($3.3) million, partially offset by proceeds on disposition of certain small stationary assets in Denmark of $3.2 million.

Investing activities in the fourth quarter of 2023 of ($10.8) million consist of capital expenditures of ($7.4) million incurred primarily for production and test equipment and certain intangible assets, and additional long-term investments in the HyCap and Clean H2 of ($3.5) million.

Investing activities in 2024 of ($36.5) million consist of capital expenditures of ($27.6) million incurred primarily for production and test equipment and certain intangible assets, and additional long-term investments in HyCap, Clean H2, and Templewater of ($12.0) million, partially offset by proceeds on disposition of certain small stationary assets in Denmark of $3.2 million.

Investing activities in 2023 of ($54.3) million consist of capital expenditures of ($41.4) million incurred primarily for production and test equipment and certain intangible assets, additional long-term investments in Quantron, HyCap, and Clean H2 of ($11.9) million, and subsequent milestone attainment cash acquisition investment in Ballard Motive Solutions of ($2.0) million. These 2023 cash outflows were partially offset by a recovery of contributions in our long-term investment in Wisdom of $1.0 million.

6.4   Cash Provided by (Used by) Financing Activities

Financing activities resulted in net cash inflows (outflows) of $0.8 million and ($1.5) million, respectively, for the three months and year ended December 31, 2024, compared to net cash outflows of ($1.1) million and ($3.7) million, respectively, for the corresponding periods of 2023.

Financing activities in the fourth quarter of 2024 of $0.8 million consist of a recovery on settlement and termination of the defined benefit pension plan for certain former United States employees of $1.5 million, partially offset by finance lease payments of ($0.7) million.

Financing activities in the fourth quarter of 2023 of ($1.1) million consist of finance lease payments of ($1.2) million, partially offset by proceeds from the exercise of share purchase options of $0.1 million.

Financing activities in 2024 of ($1.5) million consist of a recovery on settlement and termination of the defined benefit pension plan for certain former United States employees of $1.5 million, proceeds from the exercise of share purchase options of $0.3 million, partially offset by finance lease payments of ($3.3) million.

Financing activities in 2023 of ($3.7) million consist of finance lease payments of ($4.0) million, partially offset by proceeds from the exercise of share purchase options of $0.3 million.

6.5   Liquidity and Capital Resources

As of December 31, 2024, we had total liquidity of $606.1 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments of $606.1 million, as we have no bank debt.

We have a Letter of Guarantee Facility (the "LG Facility") enabling our bank to issue letters of guarantee, standby letters of credit, performance bonds, or similar credits on our behalf from time to time up to a maximum of $2.0 million. The LG Facility also enables us to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). As of December 31, 2024, letters of credit of euro 1.0 million and foreign exchange currency contracts to purchase a total of Canadian $17.5 million were outstanding under the LG Facility.

Subsequent to December 31, 2024, we entered into a new Loan Agreement (the "Loan Agreement") enabling our bank to issue commercial credit cards, standby letters of credit, or similar credits on our behalf from time to time up to a maximum of approximately Canadian $13 million.

Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.

Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital and capital expenditures as we grow our business, and make ongoing capital contributions in support of our investment in certain hydrogen infrastructure and growth equity funds, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in Canada on May 9, 2023. The Base Shelf Prospectus, which is effective for 25-months ending in June 2025, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission. These filings will enable offerings of securities at any time during the 25-month period that the Base Shelf Prospectus remains effective. No offerings of securities under this Base Shelf Prospectus have been issued to date.

No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Base Shelf Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.

7. OTHER FINANCIAL MATTERS

7.1 Off-Balance Sheet Arrangements and Contractual Obligations

Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our statement of financial position. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of December 31, 2024, we had outstanding foreign exchange currency contracts to purchase a total of

Canadian $17.5 million at an average rate of 1.3591 Canadian per U.S. dollar, resulting in an unrealized loss of Canadian ($1.0) million as of December 31, 2024. The outstanding foreign exchange currency contracts have not been designated under hedge accounting.

As of December 31, 2024, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.

As of December 31, 2024, we had the following contractual obligations and commercial commitments calculated on a non-discounted basis (with the exception of Finance leases):

| *(Expressed in thousands of U.S. dollars)* | | | | Payments due by period, | | | | | |
Contractual Obligations	Total		Less than one year		1-3 years		4-5 years		After 5 years
Finance leases	$	33,213	$	4,707	$	9,468	$	5,325	$ 13,713
Hydrogen supply agreement		9,441		-	3,056		6,385		-
Asset retirement obligations		2,718		-	-		-		2,718
Long-term investment (HyCap)		11,584		11,584	-		-		-
Long-term investment (Clean H2)		21,127		6,233	14,894		-		-
Long-term investment (Templewater)		473		473	-		-		-
Total contractual obligations	$	78,556	$	22,997	$	27,418	$	11,710	$ 16,431

Long-term investments include an investment committing us to be a limited partner in HyCap, a hydrogen infrastructure and growth equity fund. HyCap is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest £25.0 million (including £15.8 million invested as of December 31, 2024) into HyCap.

Long-term investments also include an investment committing us to be a limited partner in Clean H2, another hydrogen infrastructure and growth equity fund. Clean H2 is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest €30.0 million (including €9.7 million invested as of December 31, 2024) into Clean H2.

Long-term investments also include an investment committing us to be a limited partner in Templewater, a decarbonization climate technology and growth equity fund. We have committed to invest $1.0 million (including $0.5 million invested as of December 31, 2024) in Templewater.

In addition, we have outstanding commitments of $14.5 million as of December 31, 2024, related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC for the years ended December 31, 2024 and 2023.

As of December 31, 2024, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date due to this agreement.

We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date due to this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of December 31, 2024, we have not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.

7.2   Related Party Transactions

Related parties include our 49% owned equity accounted investee, Weichai Ballard JV. Transactions between us and our subsidiaries are eliminated on consolidation. For the three months and year ended December 31, 2024 and 2023, related party transactions and balances with Weichai Ballard JV are as follows:

(Expressed in thousands of U.S. dollars)	Three Months ended December 31,	
Transactions with related parties	**2024**	2023
Revenues	$ 64	$ 4,655
Cost of goods sold and operating expense	$ 44	$ 583

(Expressed in thousands of U.S. dollars)	Year ended December 31,	
Transactions with related parties	**2024**	2023
Revenues	$ 2,480	$ 8,099
Cost of goods sold and operating expense	$ 1,819	$ 1,996

(Expressed in thousands of U.S. dollars)	**As at Dec 31,**	As at Dec 31,
Balances with related parties	**2024**	2023
Accounts receivable	$ 3,447	$ 13,697
Investments	$ 8,238	$ 13,901
Deferred revenue	$ (1,831)	$ (1,904)

We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company's share-based compensation plans. Key management personnel compensation is summarized in note 28 to our annual consolidated financial statements for the year ended December 31, 2024.

7.3 Outstanding Share and Equity Information

As of March 12, 2025	
Common share outstanding	299,660,325
Options outstanding	3,616,418
DSUs outstanding	989,668
RSUs / PSUs outstanding (subject to vesting and performance criteria)	4,113,575

8. USE OF PROCEEDS

8.1 Reconciliation of Use of Proceeds from Previous Financings

During 2021 and 2020, we completed the following offerings of our common shares ("Common Shares"):

- On February 23, 2021, we closed a bought deal offering of 14.87 million Common Shares at a price of $37.00 per Common Share for gross proceeds of $550.2 million and net proceeds of $527.3 million (the "2021 Offering").

- On September 1, 2020, we announced an at-the-market equity program to issue a total of 16.45 million Common Shares from treasury (the "$250 million ATM Program"). The 16.45 million Common Shares issued under the $250 million ATM Program were sold in the third and fourth quarters of 2020 at prevailing market prices at the time of sale for total gross proceeds of $250 million and total net proceeds of $244.1 million.

- On March 10, 2020, we announced an at-the-market equity program to allow the issuance of up to $75 million of Common Shares from treasury (the "$75 million ATM Program" and together with the $250 million ATM Program, the "2020 ATM Programs"). The 8.2 million Common Shares issued under the $75 million ATM Program were sold in the first half of 2020 at prevailing market prices at the time of sale for total gross proceeds of $66.7 million and total net proceeds of $64.7 million.

The net proceeds from the 2021 Offering of $527.3 million were intended to be used to further strengthen the Company's financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the 2020 ATM Programs of $308.8 million were intended to be used for general corporate purposes. Pending their use, we disclosed our intention to invest the net proceeds from the 2021 Offering in short-term, investment grade, interest bearing instruments or to hold them as cash and cash equivalents.

The following tables sets out a comparison of the Company's disclosed expected use of net proceeds from the 2021 Offering and the 2020 ATM Programs to the actual use of such net proceeds to December 31, 2024. As of December 31, 2024, the residual net proceeds from the 2021 Offering and the 2020 ATM Programs were held in interest bearing cash accounts.

2021 Offering Net Proceeds $527.3M			
Intended Use of Net Proceeds: Further strengthen the Company's balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.			
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		**Variance – (Over)/ Under Expenditures**	**Explanation of Variance**
Research and Product Development (cash Operating cost) expenditures including product development of next generation fuel cell stacks and modules	$94,110	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	$34,996	N/A	N/A
Strategic partnerships and investments including Quantron, Wisdom, Forsee Power, HyCap, Clean H2, Templewater, Weichai Ballard JVCo, and acquisition related expenses	$15,524	N/A	N/A
Total expended to December 31, 2024	$144,630		

2020 ATM Programs Net Proceeds $308.8M			
Intended Use of Net Proceeds: General Corporate Purposes			
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		**Variance – (Over)/ Under Expenditures**	**Explanation of Variance**
Gross Margin loss expenditures (net of inventory impairment charges)	$37,219	N/A	N/A
General and Administration (cash Operating cost) expenditures	$69,510	N/A	N/A
Sales and Marketing (cash Operating cost) expenditures	$41,094	N/A	N/A
Restructuring and related expenditures	$25,445	N/A	N/A
Working capital requirements	$24,712	N/A	N/A
Lease liability principal repayments	$11,395	N/A	N/A
Total expended to December 31, 2024	$209,375		

9. ACCOUNTING MATTERS

9.1 Overview

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

9.2 Critical Judgments in Applying Accounting Policies

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).

Our material accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2024. Effective January 1, 2025, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.

9.3   Key Sources of Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.

On standard product sales contracts, revenues are recognized when customers obtain control of the product, which is when transfer of title and risks and rewards of ownership of goods have passed, and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Revenue recognition for standard product sales contracts does not usually involve significant estimates.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit. Revenue recognition for standard license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer's specification, and if a contract is terminated by the customer, then the Company is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time. On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of

cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. If the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Deferred revenue (i.e., contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

- The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

- The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management's estimation is required in determining the amount of consideration for which the Company expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management's assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change.

During the three months and year ended December 31, 2024, and 2023, there were no significant adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset's recoverable amount is estimated. For assets that have indefinite useful lives including goodwill, intangible assets, and property, plant and equipment, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable.

As a result of indicators of potential impairment including a decline in the Company's market capitalization in 2024, the initiation of a global corporate restructuring in September 2024, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, we updated our goodwill and non-financial asset impairment tests as of September 30, 2024 and again as of December 31, 2024.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill and other non-financial assets to cash-generating units reflects the lowest level at which these assets are monitored for internal reporting purposes. Many of the factors used in assessing fair value are

outside the control of management, and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. However, individual assets within the cash-generating unit are not impaired below their residual fair market value.

An impairment loss in respect of goodwill is not reversed. In respect of other assets including property, plant and equipment, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

As a result of the impairment tests performed at September 30, 2024 and December 31, 2024 and our assessment of current events and circumstances, we recognized goodwill impairment charges of ($40.3) million in the three months ended September 30, 2024 to write-down goodwill to nil. In addition, we recognized impairment charges on property, plant and equipment of ($106.8) million in the three months ended September 30, 2024, consisting of a fair value impairment allowance of ($105.0) million against consolidated capital assets to impair these operating assets to their estimated residual value of approximately $9.0 million, and a write-down of certain specific assets of ($1.8) million located primarily in Denmark and China that were discontinued pursuant to the global corporate restructuring.

During the three months ended December 31, 2024, we recognized adjustments to the net ($105.0) million fair value impairment allowance on property, plant and equipment at September 30, 2024 consisting of (i) additions to the allowance for capital additions in the period of ($4.6) million as the Company's market capitalization remained depressed; (ii) deductions to the allowance for specifically identified capital assets totaling $14.5 million that were directly impaired or disposed of in the period; and (iii) deductions to the allowance for depreciation and amortization expense of $1.6 million that would have been recognized had the underlying assets not been fully impaired to estimated residual value. As of December 31, 2024, the net fair value impairment allowance recognized against consolidated property, plant and equipment approximated ($93.5) million. In the event that the Company's market capitalization recovers in the future, this impairment allowance may be reversed in part or in full.

During the three months and year ended December 31, 2024, we also recognized impairment charges on intangible assets of ($0.7) million relating to certain information technology assets located in Denmark.

During the year ended December 31, 2023, impairment charges on goodwill of ($24.0) million and impairment charges on intangible assets of ($2.3) million were recognized in net loss from discontinued operations consisting of the write-down of acquired goodwill and technology intangible assets to their estimated fair value as a result of the restructuring and effective closure of operations of Ballard Motive Solutions in the U.K.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2024, we recorded provisions to accrued warranty liabilities of $2.3 million and $6.3 million, respectively, for new product sales, compared to $2.5 million and $6.0 million, respectively, for the three months and year ended December 31, 2023.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2024, were adjusted downwards (upwards) by $2.1 million and $4.0 million, respectively, compared to adjustments of $0.3 million and ($0.3) million, respectively, for the three months and year ended December 31, 2023.

INVENTORY AND ONEROUS CONTRACT PROVISIONS

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends, and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, we recognize any impairment loss on the assets (including through an inventory provision) associated with that contract.

During the three months and year ended December 31, 2024, negative inventory impairment and onerous contract provision adjustments of ($1.3) million and ($5.7) million, respectively, were recorded as a charge to cost of product and service revenues, compared to negative inventory impairment and onerous

contract provision adjustments of ($10.7) million and ($15.0) million, respectively, in the three months and year ended December 31, 2023.

FAIR VALUE MEASUREMENT (INCLUDING LONG-TERM FINANCIAL INVESTMENTS)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk. A number of the Company's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as "active" if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible, but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm's length transaction at the reporting date.

The best evidence of the fair value of a financial instrument (including investments) on initial recognition is usually the transaction price – i.e., the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable data, or the transaction is closed out.

During the three months and year ended December 31, 2024, we recognized mark to market gain (loss) on financial assets of ($7.4) million and ($14.8) million, respectively, compared to ($10.3) million and ($12.9) million, respectively, for the three months and year ended December 31, 2023. Mark to market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including Forsee Power, Wisdom, Quantron, Templewater, HyCap and Clean H2.

9.4   Recently Adopted Accounting Policy Changes

Effective January 1, 2024, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.

9.5 Future Accounting Policy Changes

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

Presentation and Disclosure in Financial Statements (IFRS 18)

On April 9, 2024, the IASB issued *IFRS 18 Presentation and Disclosure in Financial Statements* to improve reporting of financial performance. *IFRS 18* replaces *IAS 1 Presentation of Financial Statements*. It carries forward many requirements from *IAS 1* unchanged.

The new Accounting Standard introduces significant changes to the structure of a company's income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

- introducing a newly defined 'operating profit' subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company's main business activities (i.e. operating, investing and financing);

- requiring disclosure about management performance measures (MPMs); and

- adding new principles for aggregation and disaggregation of information.

IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of *IFRS 18* has not yet been determined.

10.   SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS
10.1 Overview

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company's ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.

10.2 Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, total operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade

receivables, restructuring and related costs, acquisition related costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of total operating expenses to Cash Operating Costs for the three months and year ended December 31, 2024 and 2023:

(Expressed in thousands of U.S. dollars)		Three months ended December 31,		
Cash Operating Costs		**2024**	2023	$ Change
Total Operating Expenses	$	**33,164** $	34,972 $	(1,808)
Stock-based compensation expense		**(1,068)**	(2,575)	1,507
Impairment recovery (losses) on trade receivables		**(3,206)**	(1,436)	(1,770)
Acquisition related costs		**—**	3	(3)
Restructuring and related (costs) recovery		**(708)**	(322)	(386)
Impact of unrealized gains (losses) on foreign exchange contracts		**(852)**	696	(1,548)
Depreciation and amortization		**(137)**	(2,388)	2,251
Cash Operating Costs	$	**27,193** $	28,950 $	(1,757)

(Expressed in thousands of U.S. dollars)		Year ended December 31,		
Cash Operating Costs		**2024**	2023	$ Change
Total Operating Expenses	$	**161,318** $	141,073 $	20,245
Stock-based compensation expense		**(7,456)**	(10,720)	3,264
Impairment recovery (losses) on trade receivables		**(12,760)**	(1,498)	(11,262)
Acquisition related costs		**—**	(773)	773
Restructuring and related (costs) recovery		**(17,046)**	(1,512)	(15,534)
Impact of unrealized gains (losses) on foreign exchange contracts		**(1,095)**	1,296	(2,391)
Depreciation and amortization		**(7,030)**	(8,539)	1,509
Cash Operating Costs	$	**115,931** $	119,327 $	(3,396)

The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense, depreciation and amortization expense, and acquisition related costs. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three months and year ended December 31, 2024 and 2023 is included in Section 5.4 Operating Expenses and Other Items.

A breakdown of total stock-based compensation expense for the three months and year ended December 31, 2024 and 2023 are as follows:

(Expressed in thousands of U.S. dollars)		Three months ended December 31,		
Stock-based compensation expense		**2024**	2023	$ Change
Total stock-based compensation expense recorded as follows:				
Cost of goods sold	$	**—** $	— $	—
Research and product development expense		**624**	1,290	(666)
General and administrative expense (recovery)		**530**	949	(419)
Sales and marketing expense (recovery)		**(86)**	336	(422)
Stock-based compensation expense	$	**1,068** $	2,575 $	(1,507)

(Expressed in thousands of U.S. dollars)		Year ended December 31,		
Stock-based compensation expense		2024	2023	$ Change
Total stock-based compensation expense recorded as follows:				
Cost of goods sold	$	— $	— $	—
Research and product development expense		4,317	5,520	(1,203)
General and administrative expense		2,363	3,660	(1,297)
Sales and marketing expense (recovery)		776	1,540	(764)
Stock-based compensation expense	$	7,456 $	10,720 $	(3,264)

A breakdown of total depreciation and amortization expense for the three months and year ended December 31, 2024 and 2023 are as follows:

(Expressed in thousands of U.S. dollars)		Three months ended December 31,		
Depreciation and amortization expense		2024	2023	$ Change
Total depreciation and amortization expense recorded as follows:				
Cost of goods sold	$	858 $	1,136 $	(278)
Research and product development expense		(141)	1,832	(1,973)
General and administrative expense		278	556	(278)
Sales and marketing expense		—	—	—
Depreciation and amortization expense	$	995 $	3,524 $	(2,529)

(Expressed in thousands of U.S. dollars)		Year ended December 31,		
Depreciation and amortization expense		2024	2023	$ Change
Total depreciation and amortization expense recorded as follows:				
Cost of goods sold	$	4,527 $	4,211 $	316
Research and product development expense		5,587	6,538	(951)
General and administrative expense		1,441	1,997	(556)
Sales and marketing expense		2	4	(2)
Depreciation and amortization expense	$	11,557 $	12,750 $	(1,193)

10.3 EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2024 and 2023:

(Expressed in thousands of U.S. dollars)		Three months ended December 31,		
EBITDA and Adjusted EBITDA		**2024**	2023	$ Change
Net loss from continuing operations	$	**(46,471)** $	(48,889) $	2,418
Depreciation and amortization		**995**	3,524	(2,529)
Finance expense		**539**	270	269
Income taxes (recovery)		**18**	40	(22)
EBITDA	$	**(44,919)** $	(45,055) $	136
Stock-based compensation expense		**1,068**	2,575	(1,507)
Acquisition related costs		**—**	(3)	3
Finance and other (income) loss		**2,079**	(1,871)	3,950
Impairment charge on property, plant and equipment		**4,258**	967	3,291
Impairment charge on intangible assets		**658**	—	658
Impact of unrealized (gains) losses on foreign exchange contracts		**852**	(696)	1,548
Adjusted EBITDA	$	**(36,004)** $	(44,083) $	8,079

(Expressed in thousands of U.S. dollars)		Year ended December 31,		
EBITDA and Adjusted EBITDA		**2024**	2023	$ Change
Net loss from continuing operations	$	**(323,530)** $	(144,210) $	(179,320)
Depreciation and amortization		**11,557**	12,750	(1,193)
Finance expense		**2,146**	1,105	1,041
Income taxes (recovery)		**121**	158	(37)
EBITDA	$	**(309,706)** $	(130,197) $	(179,509)
Stock-based compensation expense		**7,456**	10,720	(3,264)
Acquisition related costs		**—**	773	(773)
Finance and other (income) loss		**(18,933)**	(31,055)	12,122
Impairment charge on goodwill		**40,277**	—	40,277
Impairment charge on property, plant and equipment		**111,020**	967	110,053
Impairment charge on intangible assets		**658**	—	658
Impact of unrealized (gains) losses on foreign exchange contracts		**1,095**	(1,296)	2,391
Adjusted EBITDA	$	**(168,133)** $	(150,088) $	(18,045)

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2024 and 2023

MANAGEMENT'S REPORT

Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation's internal control over financial reporting was effective as of December 31, 2024. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee, which consists of eight directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2024. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

"RANDALL MACEWEN"   "KATE IGBALODE"

RANDALL MACEWEN   KATE IGBALODE
President and   Senior Vice President and
Chief Executive Officer   Chief Financial Officer
March 12, 2025   March 12, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. and subsidiaries (the Corporation) as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2024, based on "criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission", and our report dated March 12, 2025 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the recoverable amount of property, plant and equipment and goodwill

As discussed in Notes 4 (h) (ii), 5 (b), 9 and 11 to the consolidated financial statements, the carrying amounts of the Corporation's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. An impairment loss is recognized if the carrying amount of an asset or cash generating unit ("CGU") exceeds its estimated recoverable amount. For the year ended December 31, 2024, the Corporation recognized impairment of its property, plant and equipment of $111,020 thousand and goodwill of $40,277 thousand.

We identified the evaluation of the recoverable amount of property, plant and equipment and goodwill as a critical audit matter. The Corporation's estimate of the recoverable amount involved significant estimation uncertainty. Significant assumptions in determining the recoverable amount included the control premium in determining the estimated fair value less costs to sell of the CGU and the residual fair value of the property, plant and equipment. Subjective auditor judgment was required to evaluate the Corporation's estimate of the recoverable amount and residual fair value of the property, plant and equipment as at September 30, 2024.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the Corporation's development of the recoverable amount, including the control premium, and the residual fair value of the property, plant and equipment. We inspected and recalculated the Corporation's estimate of the recoverable amount of the CGU using the Corporation's share price at September 30, 2024, the number of shares outstanding and considering a control premium. For a selection of assets, we agreed the estimated residual fair value to underlying supporting documentation provided by the Corporation's management's specialists. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Corporation's control premium applied in the Corporation's recoverable amount calculation by comparing to market data for comparable entities.

/s/ KPMG LLP

We have served as the Corporation's auditor since 1999.

Vancouver, Canada
March 12, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Ballard Power Systems Inc. and subsidiaries' (the Corporation) internal control over financial reporting as of December 31, 2024, based on "criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission". In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on "criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 12, 2025 expressed "an unqualified opinion on those consolidated financial statements".

Basis for Opinion

The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Vancouver, Canada
March 12, 2025

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2024	December 31, 2023
Assets			
Current assets:			
Cash and cash equivalents		$ 603,948	$ 751,130
Short-term investments		2,104	2,113
Trade and other receivables	7	31,983	58,565
Inventories	8	56,417	45,870
Prepaid expenses and other current assets		4,426	7,063
Total current assets		698,878	864,741
Non-current assets:			
Property, plant and equipment	9	30,424	116,325
Intangible assets	10	1,757	1,406
Goodwill	11	—	40,277
Equity-accounted investments	12	8,238	13,901
Long-term financial investments	13	37,515	40,345
Other long-term assets		495	547
Total assets		$ 777,307	$ 1,077,542
Liabilities and Equity			
Current liabilities:			
Trade and other payables	15	$ 35,637	$ 39,696
Deferred revenue	16	6,643	4,588
Provisions and other current liabilities	17	30,407	21,797
Current lease liabilities	18	2,899	4,505
Total current liabilities		75,586	70,586
Non-current liabilities:			
Non-current lease liabilities	18	20,995	13,393
Deferred gain on finance lease liability	18	69	485
Non-current deferred revenue	16	4,989	—
Other non-current liabilities and employee future benefits	19	2,678	1,862
Total liabilities		104,317	86,326
Equity:			
Share capital	20	2,428,618	2,425,641
Contributed surplus	20	309,974	306,042
Accumulated deficit		(2,060,837)	(1,737,505)
Foreign currency reserve		(4,765)	(2,962)
Total equity		672,990	991,216
Total liabilities and equity		$ 777,307	$ 1,077,542

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Kathy Bayless"   "Jim Roche"
Director   Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Loss and Comprehensive Income (Loss)
For the years ended December 31

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2024	2023
Revenues:			
Product and service revenues	22 & 30	$ 69,731	$ 102,368
Cost of product and service revenues		91,713	124,199
Gross margin		(21,982)	(21,831)
Operating expenses:			
Research and product development		94,494	98,306
General and administrative		23,516	23,874
Sales and marketing		13,502	15,110
Other expense	24	29,806	3,783
Total operating expenses		161,318	141,073
Results from operating activities		(183,300)	(162,904)
Finance income and other	25	18,933	31,055
Finance expense	25	(2,146)	(1,105)
Net finance income		16,787	29,950
Equity in loss of investment in joint venture and associates	12 & 28	(4,941)	(10,131)
Impairment charges on property, plant and equipment	9	(111,020)	(967)
Impairment charges on intangible assets	10	(658)	—
Impairment charges on goodwill	11	(40,277)	—
Loss before income taxes		(323,409)	(144,052)
Income tax expense	27	(121)	(158)
Net loss from continued operations		(323,530)	(144,210)
Net loss from discontinued operations	26	(715)	(33,506)
Net loss		$ (324,245)	$ (177,716)
Other comprehensive income (loss):			
Items that will not be reclassified to profit or loss:			
Actuarial gain on defined benefit plans	19	913	970
Items that may be reclassified subsequently to profit or loss:			
Foreign currency translation differences		(1,803)	(1,472)
Other comprehensive loss, net of tax		(890)	(502)
Total comprehensive loss		$ (325,135)	$ (178,218)
Basic and diluted loss per share			
Continued operations		$ (1.08)	$ (0.48)
Discontinued operations		$ —	$ (0.11)
Loss per share for the period		$ (1.08)	$ (0.59)
Weighted average number of common shares outstanding		299,310,384	298,661,041

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars except number of shares)

	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Foreign currency reserve	Total equity
Balance, December 31, 2022	298,394,203	$ 2,420,396	$ 300,764	$ (1,560,759)	$ (1,490)	$ 1,158,911
Net loss	—	—	—	(177,716)	—	(177,716)
Deferred share consideration related to acquisition (note 20)	224,902	3,053	(3,068)	—	—	(15)
DSUs redeemed (note 20)	31,736	194	(365)	—	—	(171)
RSUs redeemed (note 20)	132,745	1,494	(2,079)	—	—	(585)
Options exercised (note 20)	152,120	504	(169)	—	—	335
Share-based compensation (note 20)	—	—	10,959	—	—	10,959
Other comprehensive income (loss):						
Defined benefit plan actuarial gain (note 19)	—	—	—	970	—	970
Foreign currency translation for foreign operations	—	—	—	—	(1,472)	(1,472)
Balance, December 31, 2023	298,935,706	$ 2,425,641	$ 306,042	$ (1,737,505)	$ (2,962)	$ 991,216
Net loss	**—**	**—**	**—**	**(324,245)**	**—**	**(324,245)**
RSUs redeemed (note 20)	**347,901**	**2,505**	**(3,360)**	**—**	**—**	**(855)**
Options exercised (note 20)	**154,509**	**472**	**(164)**	**—**	**—**	**308**
Share-based compensation (note 20)	**—**	**—**	**7,456**	**—**	**—**	**7,456**
Other comprehensive income (loss):						
Defined benefit plan actuarial gain (note 19)	**—**	**—**	**—**	**913**	**—**	**913**
Foreign currency translation for foreign operations	**—**	**—**	**—**	**—**	**(1,803)**	**(1,803)**
Balance, December 31, 2024	**299,438,116**	**$ 2,428,618**	**$ 309,974**	**$ (2,060,837)**	**$ (4,765)**	**$ 672,990**

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
For the years ended December 31

(Expressed in thousands of U.S. dollars)

	Note	2024	2023
Cash provided by (used in):			
Operating activities:			
Net loss for the year		$ (324,245)	$ (177,716)
Adjustments for:			
Depreciation and amortization		11,973	13,527
Deferred gain amortization		(416)	(417)
Impairment loss on trade receivables, net of cash recoveries		13,411	1,537
Inventory impairment and onerous contracts provision adjustments		5,657	14,978
Unrealized (gain) loss on forward contracts		1,095	(1,296)
Equity in loss of investment in joint venture and associates	12 & 28	4,941	10,131
Net decrease in fair value of investments	13 & 31	14,788	12,897
De-recognition of lease		(190)	120
Impairment charges on property, plant and equipment	9	111,020	967
Impairment charges on intangible assets	10	658	2,266
Impairment charges on Goodwill	11	40,277	23,991
Accretion on decommissioning liabilities	19	243	532
Employee future benefits	19	8	48
Employee future benefits plan contributions	19	(11)	(8)
Share-based compensation	20	7,456	10,959
		(113,335)	(87,484)
Changes in non-cash working capital:			
Trade and other receivables		13,349	(12,913)
Inventories		(16,946)	(898)
Prepaid expenses and other current assets		2,689	76
Trade and other payables		1,204	(3,580)
Deferred revenue		7,044	(3,442)
Warranty provision		(2,104)	3,671
		5,236	(17,086)
Cash used in operating activities		(108,099)	(104,570)
Investing activities:			
Contributions to long-term investments	13	(11,958)	(11,911)
Recovery of contributions to long-term investments	13	—	1,000
Additions to property, plant and equipment		(25,849)	(41,214)
Investment in intangible assets	10	(1,768)	(154)
Proceeds on sale of assets	9	3,170	—
Consideration paid related to acquisition	17	(100)	(2,000)
Cash used in investing activities		(36,505)	(54,279)
Financing activities:			
Principal payments of lease liabilities	18	(3,327)	(4,013)
Net proceeds on issuance of share capital from share option exercises	20	308	335
Net proceeds on defined benefit obligation settlement	19	1,489	—
Cash used in (provided by) financing activities		(1,530)	(3,678)
Effect of exchange rate fluctuations on cash and cash equivalents held		(1,048)	(73)
Decrease in cash and cash equivalents		(147,182)	(162,600)
Cash and cash equivalents, beginning of year		751,130	913,730
Cash and cash equivalents, end of year		$ 603,948	$ 751,130

Supplemental disclosure of cash flow information (note 29). See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

1. **Reporting entity:**

   The principal business of Ballard Power Systems Inc. (the "Corporation") is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

   The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the years ended December 31, 2024 and 2023 comprise the Corporation and its subsidiaries (note 4(a)).

2. **Basis of preparation:**

   (a) Statement of compliance:

   These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

   The consolidated financial statements were authorized for issue by the Board of Directors on March 13, 2025.

   Details of the Corporation's material accounting policies are included in note 4.

   (b) Basis of measurement:

   The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

   - Financial assets classified as measured at fair value through profit or loss (FVTPL); and
   - Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets until settled in the year ended December 31, 2024

   (c) Functional and presentation currency:

   These consolidated financial statements are presented in U.S. dollars, which is the Corporation's functional currency.

   (d) Use of estimates:

   The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation's management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

   Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

   Significant areas having estimation uncertainty include revenue recognition, asset impairment (including goodwill, intangible assets, and property, plant, and equipment), warranty provision, inventory and onerous contract provisions, and fair value measurement (including long-term financial investments). These estimates and judgments are discussed further in note 5.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

2. Basis of preparation (cont'd):

(e) Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation's ability to continue as a going concern into the foreseeable future. The Corporation's ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. The Corporation's liquidity objective to remain a going concern into the foreseeable future is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments.

The Corporation's strategy to attain this liquidity objective is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing   working capital and capital expenditure requirements, and securing additional financing to fund its operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation's financial condition and or results of operations.

3. Changes in accounting policies:

The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements.

Effective January 1, 2024, the Corporation adopted a number of new standards and interpretations, but they did not have a material impact on the Corporation's consolidated financial statements.

4. Material accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership	
	2024	2023
Ballard Motive Solutions	100 %	100 %
Guangzhou Ballard Power Systems Co., Ltd.	100 %	100 %
Ballard Power Systems Europe A/S	100 %	100 %
Ballard Hong Kong Ltd.	100 %	100 %
Ballard US Inc.	100 %	100 %
Ballard Services Inc.	100 %	100 %
Ballard Fuel Cell Systems Inc.	100 %	100 %
Ballard Power Corporation	100 %	100 %

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(a) Basis of consolidation (cont'd):

Subsidiary Entities

Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

During the year ended December 31, 2023, the Corporation completed a restructuring of operations at Ballard Motive Solutions ("BMS") and effectively closed the operation. As such, the historic operating results of the BMS business for 2023 have been removed from continuing operating results and are instead presented separately in the statements of loss and comprehensive income (loss) as loss from discontinued operations.

Equity Investment Entities

The Corporation also has a non-controlling, 49% interest (2023 - 49%), in Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV"). This associated company is accounted for using the equity method of accounting.

(b) Foreign currency:

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the statement of financial position date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income (loss).

(c) Financial instruments:

(i) Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. **Material accounting policies (cont'd):**

(c) Financial instruments (cont'd):

(i) Financial assets (cont'd)

Financial assets are classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Corporation's financial assets which consist primarily of cash and cash equivalents, short-term investments, trade and other receivables, contract assets and long-term financial investments are classified at amortized cost except for long-term financial investments which are measured at fair value through profit or loss.

The Corporation also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through profit or loss.

(ii) Financial liabilities

Financial liabilities comprise the Corporation's trade and other payables. The financial liabilities are initially recognized on the date they are originated and are de-recognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized cost using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

(d) Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e) Property, plant and equipment:

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(e) Property, plant and equipment (cont'd):

(ii) Depreciation

Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Computer equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	4 to 15 years

Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

Right-of-use asset - Property	1 to 15 years
Right-of-use asset - Office equipment	4 to 7 years
Right-of-use asset - Vehicles	1 to 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f) Leases:

IFRS 16 Leases is based on a single, on-balance sheet accounting model for lessees. As a result, the Corporation, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets, and lease liabilities representing its obligation to make lease payments.

At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

i.   As a Lessee

The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation's incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. **Material accounting policies (cont'd):**

(f) Leases (cont'd):

i. *As a Lessee (cont'd)*

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation's estimate of the amount expected to be payable under a residual value guarantee or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Corporation presents right-of-use assets in 'Property, plant and equipment' and lease liabilities in 'Lease liability' in the statement of financial position.

The Corporation has elected not to recognize right-of-use assets and lease liabilities for short-term leases of properties, equipment and vehicles that have a lease term of 12 months or less. The Corporation has elected not to recognize right-of-use assets and lease liabilities for low value leases that have initial values of less than $5,000. The Corporation recognizes the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.

(g) Goodwill and intangible assets:

(i) Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.
	Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Intangible assets	Intangible assets, including patents, know-how, in-process research and development, trademarks and service marks, customer contracts and relationships, non-compete agreements, and software systems that are acquired or developed by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(ii) Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

ERP management reporting software system	5 to 7 years
Internally generated fuel cell intangible assets	3 to 5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.   **Material accounting policies (cont'd):**

(h) Impairment:

(i)   Financial assets

An 'expected credit loss' ("ECL") model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

·   12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
·   lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation measures loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and informed credit assessment and including forward-looking information.

(ii) Non-financial assets

The carrying amounts of the Corporation's non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For assets that have indefinite useful lives including goodwill, intangible assets, and property, plant and equipment, the recoverable amount is estimated annually or whenever events or circumstances indicate that the carrying amount may not be recoverable.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets ("cash-generating units").

The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of the cash generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. However, individual assets within the cash generating unit are not impaired below their residual fair market value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.   Material accounting policies (cont'd):

(h) Impairment (cont'd):

(ii) Non-financial assets (cont'd)

An impairment loss in respect of goodwill is not reversed. In respect of other assets including property, plant, and equipment, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i) Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance expense.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.

(j) Revenue recognition:

The Corporation generates revenues primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer services revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. **Material accounting policies (cont'd):**

(j)   Revenue recognition (cont'd):

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer's specification, and if a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.

On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)   Finance income and expense:

Finance income comprises interest income on funds invested, gains (losses) on the disposal of available-for-sale financial assets, foreign exchange gains (losses), and changes in the fair value of financial assets (including long-term financial investments) at fair value through profit or loss, pension administration expense, and employee future benefit plan expense. Interest income is recognized as it accrues in income, using the effective interest method.

(l)   Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are included in profit or loss.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.   Material accounting policies (cont'd):

(m) Employee benefits:

Defined benefit plans

A defined benefit plan is a post-employment pension plan other than a defined contribution plan. The Corporation's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation's obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income (loss). Remeasurements recognized in other comprehensive income (loss) are not recycled through profit or loss in subsequent periods.

Other long-term employee benefits

The Corporation's net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation's obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

Termination benefits

Termination benefits are recognized as an expense (restructuring expense recorded in other operating expense) when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. **Material accounting policies (cont'd):**

(n) Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares, share options, restricted share units, and deferred share units granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to profit or loss over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. Restricted share units and deferred share units are valued at the fair-value price at grant date. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the statement of profit or loss with a corresponding adjustment to contributed surplus. For awards with market conditions, the fair value is determined at grant date using a complex financial simulation model and there is no subsequent true-up to actual.

The Corporation issues shares, share options, restricted share units, and deferred share units under its share-based compensation plans as described in note 20. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital. The redemption of restricted share units and deferred share units are non-cash transactions that are recorded in contributed surplus and share capital.

(o) Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units ("DSUs"), restricted share units ("RSUs"), and "in the money" options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not shown separately.

(p) Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation's other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.The Corporation operates in a single operating segment, Fuel Cell Products and Services, as the Corporation's chief executive officer reviews the results of the business as a whole.

5. **Critical judgments in applying accounting policies and key sources of estimation uncertainty:**

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management's assessment of the Corporation's ability to continue as a going concern (note 2(e)).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5. **Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):**

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

(a) Revenue recognition:

On long-term fixed price contracts, revenues are recorded over time using costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to expected revenues and expected costs for completing a contract are recognized in the period in which the revisions are identified. If the expected costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(i)   The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

(ii)   The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation's attainment on achieving certain defined contractual milestones. Management's estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management's assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.

(b) Asset impairment:

Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates.

In the current environment, certain of these estimation uncertainty risks have increased in magnitude, primarily with respect to property, plant and equipment, intangible assets, and goodwill.

The carrying amounts of the Corporation's non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. However, individual assets within the cash-generating unit are not impaired below their residual fair market value. Once goodwill is impaired, it is not reversed in the future.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5. **Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):**

Key sources of estimation uncertainty (cont'd):

(c) Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d) Inventory and onerous contracts provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, the Corporation recognizes any impairment loss on the assets (including through an inventory provision) associated with that contract.

(e) Fair value measurement (including long-term financial investments) and residual fair value of property, plant and equipment:

A number of the Corporation's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Corporation measures the fair value of an instrument or asset using the quoted price in an active market for that instrument or asset. A market is regarded as "active" if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Corporation uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument or asset. Management bases its assumptions on observable data as far as possible, but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm's length transaction at the reporting date.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.   Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

Key sources of estimation uncertainty (cont'd):

(e) Fair value measurement (including long-term financial investments) and residual fair value of property, plant and equipment (cont'd):

The best evidence of the fair value of a financial instrument or asset (including long-term financial investments) on initial recognition is usually the transaction price – i.e., the fair value of the consideration given or received. If the Corporation determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument or asset is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument or asset but no later than when the valuation is wholly supported by observable data, or the transaction is closed out.

6.   Recent accounting pronouncements and future accounting policy changes:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate the impact of these standards on the consolidated financial statements.

Presentation and Disclosure in Financial Statements (*IFRS 18*)

On April 9, 2024, the IASB issued *IFRS 18 Presentation and Disclosure in Financial Statements* to improve reporting of financial performance. *IFRS 18* replaces *IAS 1 Presentation of Financial Statements*. It carries forward many requirements from *IAS 1* unchanged.

The new Accounting Standard introduces significant changes to the structure of a company's income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:
   •   introducing a newly defined 'operating profit' subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company's main business activities (i.e. operating, investing and financing);
   •   requiring disclosure about management performance measures (MPMs); and
   •   adding new principles for aggregation and disaggregation of information.

IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of *IFRS 18* has not yet been determined.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7. **Trade and other receivables:**

	December 31, 2024		December 31, 2023
Trade accounts receivable, gross	$ 29,475	$	39,157
Allowance for doubtful accounts	(5,292)		(1,667)
Trade accounts receivable, net	24,183		37,490
Other receivables	4,654		7,806
Contract assets	3,146		13,269
	$ 31,983	$	58,565

Contract assets

Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at December 31, 2024 for engineering services and technology transfer services.

Contract assets	December 31, 2024
At January 1, 2024	$ 13,269
Additions to contract assets	1,375
Invoiced during the year	(2,320)
Impaired during the year	(9,178)
At December 31, 2024	$ 3,146

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 31.

8. **Inventories:**

	December 31, 2024		December 31, 2023
Raw materials and consumables	$ 15,306	$	15,085
Work-in-progress	6,622		15,041
Finished goods	26,952		7,169
Service inventory	7,537		8,575
	$ 56,417	$	45,870

In 2024, the amount of raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $81,785,000 (2023 - $103,850,000).

In 2024, the Corporation recorded negative inventory impairment and onerous contract provision adjustments of $11,818,000 (2023 - $17,181,000) and reversed previously recorded adjustments of $6,200,000 (2023 - $2,203,000) primarily related to the sale or consumption of inventory previously provided for including on certain onerous contracts, resulting in net negative inventory impairment and onerous contract provision adjustments of $5,618,000 (2023 - $14,978,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9. **Property, plant and equipment:**

	December 31, 2024	December 31, 2023
Property, plant and equipment owned	$ 9,000	$ 102,206
Right-of-use assets	21,424	14,119
	$ 30,424	$ 116,325

Property, plant and equipment owned

Net carrying amounts	December 31, 2024	December 31, 2023
Computer equipment	$ 545	$ 1,405
Furniture and fixtures	3,300	1,436
Leasehold improvements	3,600	2,245
Production and test equipment	95,081	97,120
Impairment reserve	(93,526)	—
	$ 9,000	$ 102,206

Cost	December 31, 2023	Additions	Disposals	Reclass	Effect of movements in exchange rates	December 31, 2024
Building	$ —	$ 852	$ —	$ (852)	$ —	$ —
Computer equipment	7,356	178	—	—	—	7,534
Furniture and fixtures	2,764	10	(376)	3,101	(3)	5,496
Leasehold improvements	10,780	1,227	—	2,335	7	14,349
Production and test equipment	146,097	23,075	—	(5,574)	(10)	163,588
	$ 166,997	$ 25,342	$ (376)	$ (990)	$ (6)	$ 190,967

Accumulated depreciation	December 31, 2023	Depreciation	Disposals	Impairment	Reclass	Effect of movements in exchange rates	December 31, 2024
Building	$ —	$ —	$ —	$ 852	$ (852)		$ —
Computer equipment	5,951	455	—	585	—	(2)	6,989
Furniture and fixtures	1,328	474	(200)	458	140	(4)	2,196
Leasehold improvements	8,535	1,171	87	850	109	(3)	10,749
Production and test equipment	48,977	6,714	—	13,199	(387)	4	68,507
Impairment reserve	—	(1,550)	—	95,076	—	—	$ 93,526
	$ 64,791	$ 7,264	$ (113)	$ 111,020	$ (990)	$ (5)	$ 181,967

During the year ended December 31, 2024, the Corporation recognized impairment charges on property, plant, and equipment of $111,020,000 consisting of a net fair value impairment allowance against consolidated capital assets of $95,076,000 to impair these operating assets to their estimated residual fair value of approximately $9,000,000 (based on a level 3 fair value determination) and a write-down of certain specific assets of $15,944,000 located primarily in Canada, Denmark, and China, primarily as a result of the global corporate restructuring initiated in September 2024. In the event that the Corporation's market capitalization recovers in the future, this impairment may be reversed.

During the year ended December 31, 2024, the Corporation disposed of certain small stationary assets in Denmark consisting of property, plant, and equipment of $263,000 and inventory of $2,907,000 for net proceeds of $3,170,000, resulting in a gain/loss of $nil.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9.   Property, plant and equipment (cont'd):

Property, plant and equipment owned (cont'd)

During the year ended December 31, 2023, impairment charges of $967,000 consisted primarily of a write-down of assets in China of $936,000 and charges of $31,000 for production and test equipment that was never placed in service and was determined not required to support the Corporation's future manufacturing or testing capabilities.

Cost	December 31, 2022		Additions		Disposals		Reclass		Effect of movements in exchange rates		December 31, 2023
Building	$	—	$	936	$	—	$	—	$	—	$	936
Computer equipment		6,741		745		—		(130)		—		7,356
Furniture and fixtures		2,406		328		—		—		30		2,764
Leasehold improvements		9,650		1,103		—		—		27		10,780
Production and test equipment		109,202		38,102		(111)		(1,041)		(55)		146,097
	$	127,999	$	41,214	$	(111)	$	(1,171)	$	2	$	167,933

Accumulated depreciation	December 31, 2022		Depreciation		Disposals		Impairment		Reclass		Effect of movements in exchange rates		December 31, 2023
Building	$	—	$	—	$	—	$	936	$	—	$	—	$	936
Computer equipment		5,534		491		—		—		(73)		(1)		5,951
Furniture and fixtures		1,083		245		—		—		(12)		12		1,328
Leasehold improvements		8,100		431		—		—		4		—		8,535
Production and test equipment		42,938		7,132		(23)		31		(1,090)		(11)		48,977
	$	57,655	$	8,299	$	(23)	$	967	$	(1,171)	$	—	$	65,727

Right-of-use assets

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment and vehicles (note 18).

Net carrying amounts included in property, plant and equipment	December 31, 2024		December 31, 2023
Property	$	21,179	$	13,691
Equipment		34		70
Vehicle		211		358
	$	21,424	$	14,119

Cost	December 31, 2023		Additions		De-recognition		Reclass	Effect of movements in exchange rates		December 31, 2024
Property	$	34,447	$	13,460	$	(14,731)	$	102	$	14	$	33,292
Equipment		176		—		—		—		—		176
Vehicle		637		91		(353)		263		(10)		628
	$	35,260	$	13,551	$	(15,084)	$	365	$	4	$	34,096

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9. **Property, plant and equipment (cont'd):**

Right-of-use assets (cont'd)

Accumulated depreciation	December 31, 2023	Depreciation	De-recognition	Reclass	Effect of movements in exchange rates	December 31, 2024
Property	$ 20,757	$ 3,794	$ (12,434)	$ 1	$ (5)	$ 12,113
Equipment	106	35	—	—	1	142
Vehicle	278	121	(353)	364	7	417
	$ 21,141	$ 3,950	$ (12,787)	$ 365	$ 3	$ 12,672

Cost	December 31, 2022	Additions	De-recognition	Effect of movements in exchange rates	December 31, 2023
Property	$ 28,844	$ 5,676	$ (73)	$ —	$ 34,447
Equipment	188	—	(11)	(1)	176
Vehicle	637	150	(135)	(15)	637
	$ 29,669	$ 5,826	$ (219)	$ (16)	$ 35,260

Accumulated depreciation	December 31, 2022	Depreciation	De-recognition	Effect of movements in exchange rates	December 31, 2023
Property	$ 17,357	$ 3,382	$ (3)	$ 21	$ 20,757
Equipment	72	41	(7)	—	106
Vehicle	223	109	(58)	4	278
	$ 17,652	$ 3,532	$ (68)	$ 25	$ 21,141

10. **Intangible assets:**

	December 31, 2024	December 31, 2023
ERP management reporting software system	$ 1,757	$ 1,406

Balance	Cost	Accumulated amortization	Net carrying amount
At January 1, 2023	$ 79,227	$ 74,013	$ 5,214
Additions to intangible assets	154	—	154
Amortization expense		1,696	(1,696)
Impairment on intangible assets (note 26)		2,266	(2,266)
At December 31, 2023	79,381	77,975	1,406
Impaired asset retirement adjustment	(19,799)	(19,799)	—
Adjusted opening balance at December 31, 2023	59,582	58,176	1,406
Additions to intangible assets	1,768	—	1,768
Amortization expense	—	759	(759)
Impairment on intangible assets		658	(658)
Impaired asset retirement adjustment	(6,269)	(6,269)	—
At December 31, 2024	$ 55,081	$ 53,324	$ 1,757

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10. Intangible assets (cont'd):

Additions to intangible assets in 2024 of $1,768,000 (2023 - $154,000) consist primarily of costs to expand and enhance the capabilities of the ERP management reporting software system.

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. During the year ended December 31, 2024, amortization of $759,000 (2023 - $1,696,000) was recorded.

During the year ended December 31, 2024, the Corporation recognized impairment charges on intangible assets of $658,000 consisting of a write-down of certain information technology assets located in Denmark primarily as a result of the global corporate restructuring initiated in September 2024.

During the year ended December 31, 2023, the Corporation recognized impairment charges on intangible assets of $2,266,000 in net loss from discontinued operations consisting of the write-down of technology intangible assets to their estimated fair value of $nil as a result of the restructuring and effective closure of operations of Ballard Motive Solutions in the U.K. (note 26).

11. Goodwill:

The carrying amounts of the Corporation's non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. However, individual assets within the cash-generating unit are not impaired below their estimated residual fair value.

As a result of indicators of potential impairment including the decline in the Corporation's market capitalization in 2024, the initiation of a global corporate restructuring (notes 17 and 24) in September 2024, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, the Corporation updated its goodwill and non-financial asset impairment tests as of September 30, 2024.

The goodwill impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. The Corporation's fair value less costs to sell test is a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at September 30, 2024 based on the average closing share price in the month of September, adding a reasonable estimated control premium to determine the Corporation's enterprise value on a controlling basis after adjusting for excess cash balances, deducting the fair value of long-term financial investments, and then deducting the estimated costs to sell to arrive at the fair value of the Fuel Cell Products and Services segment.

As a result of the impairment tests performed at September 30, 2024, the Corporation recognized goodwill impairment charges of $40,277,000 to write-down corporate goodwill to $nil. Impairment losses on goodwill are not reversed.

During the year ended December 31, 2023, the Corporation recognized goodwill impairment charges of $23,991,000 related to the the restructuring and effective closure of operations of Ballard Motive Solutions in the U.K. (note 26).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12. Equity-accounted Investments:

For the year ended December 31, 2024, the Corporation recorded $4,941,000 (2023 - $10,131,000) in equity loss of investment in joint venture and associates, consisting of equity loss in Weichai Ballard JV of $4,941,000 (2023 - $9,931,000) and equity loss in Synergy Ballard JV Co of $nil (2023 - $200,000).

On completion of an Equity Transfer Agreement in October 2023, the Corporation disposed of its 10% investment in Synergy Ballard JVCo valued at $nil as of December 31, 2023.

Investment in Weichai Ballard JV

Investment in Weichai Ballard JV		December 31, 2024		December 31, 2023
Beginning balance	$	13,901	$	24,026
Recognition (deferral) of 49% profit on inventory not yet sold to third party, net		(168)		1,205
Equity in loss		(4,941)		(9,931)
Cumulative translation adjustment due to foreign exchange		(554)		(1,399)
Ending balance	$	8,238	$	13,901

Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. At December 31, 2024, as specified in the Equity Joint Venture Agreement, the Corporation has fulfilled its capital contribution commitments to Weichai Ballard JV.

The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of December 31, 2024, adjusted for foreign exchange differences, the application of the Corporation's accounting policies, and the Corporation's incorporation costs.

		December 31, 2024		December 31, 2023
Percentage ownership interest (49%)				
Current assets	$	40,993	$	63,023
Non-current assets		50		132
Current liabilities		(18,398)		(29,265)
Net assets (100%)		22,645		33,890
Corporation's share of net assets (49%)		11,096		16,607
Incorporation costs		324		324
Elimination of unrealized profit on downstream sales, net of sale to third party		(3,182)		(3,030)
Carrying amount of investment in Weichai Ballard JV	$	8,238	$	13,901

		December 31, 2024		December 31, 2023
Revenue (100%)	$	2,290	$	12,705
Net loss (100%)		10,084		20,268
Corporation's share of net loss (49%)	$	4,941	$	9,931

13. Long-term financial investments:

In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments, which are recognized at fair value (note 31).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

13. Long-term financial investments (cont'd):

Net carrying value		December 31, 2023		Contributions (Proceeds)		Change in Fair Value		December 31, 2024
Long-term investment - Forsee Power	$	14,969	$	—	$	(12,699)	$	2,270
Long-term investment - Wisdom Motor		4,100		—		(2,200)		1,900
Long-term investment - Quantron AG		4,400		1		(4,401)		—
Long-term investment - HyCap Fund		12,801		6,102		5,084		23,987
Long-term investment - Clean H2 Fund		4,075		5,328		(360)		9,043
Long-term investment - Templewater Fund		—		527		(212)		315
	$	40,345	$	11,958	$	(14,788)	$	37,515

Net carrying value		December 31, 2022		Contributions (Proceeds)		Change in Fair Value		December 31, 2023
Long-term investment - Forsee Power	$	18,470	$	—	$	(3,501)	$	14,969
Long-term investment - Wisdom Motor		10,000		(1,000)		(4,900)		4,100
Long-term investment - Quantron AG		5,333		3,304		(4,237)		4,400
Long-term investment - HyCap Fund		7,963		4,624		214		12,801
Long-term investment - Clean H2 Fund		565		3,983		(473)		4,075
	$	42,331	$	10,911	$	(12,897)	$	40,345

During the year ended December 31, 2024, changes in fair value and foreign exchange adjustments for long-term investments totalling $14,788,000 (2023 - $12,897,000) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 25 and 31).

Investment in Forsee Power SA

In October 2021, the Corporation acquired a non-controlling 9.8% equity interest in Forsee Power SA ("Forsee Power"), a publicly traded French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.

During the year ended December 31, 2024, changes in fair value and foreign exchange adjustments totalling ($12,699,000) (2023 - ($3,501,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 25 and 31), resulting in net fair value investment in Forsee Power of $2,270,000 as of December 31, 2024 (2023 - $14,969,000), now representing a non-controlling 7.3% equity interest.

Investment in Wisdom Motor Holdings Ltd.

In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.2% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a privately held Cayman Islands holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. During the year ended December 31, 2023, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000. The exercise of this option by the acquiring counterparties, diluted the Corporation's ownership interest from 7.2% to 6.7% as of December 31, 2024.

During the year ended December 31, 2024, changes in fair value totalling ($2,200,000) (2023 - ($4,900,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 25 and 31), resulting in net fair value investment in Wisdom Motor of $1,900,000 (2023 - $4,100,000) as of December 31, 2024.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

13. Long-term financial investments (cont'd):

Investment in Quantron AG

In September 2022, the Corporation invested €5,000,000 ($5,183,000) and acquired a non-controlling 1.9% equity interest in Quantron AG, a privately held German electric vehicle integrator and specialty OEM to accelerate fuel cell truck adoption. During the year ended December 31, 2023, the Corporation made a committed additional contribution of €3,000,000 ($3,304,000) to exercise its option to purchase an additional 793 shares, resulting in a non-controlling ownership interest of 3.0% in Quantron AG as of December 31, 2024. In May 2024, the Corporation made a nominal additional contribution of $1,000 to purchase additional shares in order to maintain its non-controlling 3.0% equity interest. During 2024, Quantron AG commenced insolvency proceedings.

During the year ended December 31, 2024, changes in fair value and foreign exchange adjustments totalling ($4,401,000) (2023 -($4,237,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 25 and 31), resulting in net fair value investment in Quantron AG of $nil (2023 - $4,400,000) as of December 31, 2024.

Investment in Hydrogen Funds

HyCap Fund I SCSp

In August 2021, the Corporation invested in HyCap Fund I SCSp ("HyCap"), a special limited partnership registered in Luxembourg. During the year ended December 31, 2024, the Corporation made additional contributions of £4,768,000 ($6,102,000) (2023 - £3,771,000 ($4,624,000)) for total contributions of £15,755,000 ($20,314,000).

During the year ended December 31, 2024, changes in fair value and foreign exchange adjustments totalling $5,084,000 (2023 - $214,000) were recognized as an unrealized gain in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 25 and 31), resulting in net fair value investment in HyCap of $23,987,000 (2023 - $12,801,000) as of December 31, 2024.

Clean H2 Infrastructure Fund

In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the year ended December 31, 2024, the Corporation made additional contributions of €4,962,000 ($5,328,000) (2023 - €3,705,000 ($3,983,000)) for total contributions of €9,663,000 ($10,475,000).

During the year ended December 31, 2024, changes in fair value and foreign exchange adjustments totalling ($360,000) (2023 - ($473,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 25 and 31), resulting in net fair value investment in Clean H2 of $9,043,000 (2023 - $4,075,000) as of December 31, 2024.

Investment in Decarbonization and Climate Technology Fund

Templewater Fund

In February 2024, the Corporation invested in Templewater Decarbonization I, L.P ("Templewater"), a special limited partnership registered in Cayman Islands. During the year ended December 31, 2024, the Corporation made initial contributions of $527,000 (2023 - $nil) representing a 2% equity interest, on a total commitment of $1,000,000, remainder yet to be paid.

During the year ended December 31, 2024, changes in fair value totalling ($212,000) (2023 - $nil) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 25 and 31), resulting in net fair value investment in Templewater of $315,000 (2023 - $nil) as of December 31, 2024.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14. Bank facilities:

The Corporation has the following bank facilities available to it.

Letter of Guarantee Facility

The Corporation has a Letter of Guarantee Facility ("LG Facility"), enabling the bank to issue letters of guarantee, standby letters of credit, performance bonds, or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000. At December 31, 2024, EUR €979,000 (CDN $1,463,000) (2023 - EUR €979,000 (CDN $1,433,000) was outstanding on the LG Facility.

The LG Facility also enables the Corporation to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). At December 31, 2024, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $17,500,000 (2023 – CDN $31,500,000) at an average rate of 1.36 CDN per U.S. dollar, resulting in an unrealized gain (loss) of CDN ($685,000) (2023 – CDN $542,000) at December 31, 2024. The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets in the statement of financial position and the unrealized loss on forward foreign exchange contracts is presented in trade and other payables.

Subsequent to December 31, 2024, the Corporation entered into a new Loan Agreement enabling the bank to issue commercial credit cards, standby letters of credit, or similar credits on the Corporation's behalf from time to time up to a maximum of approximately CDN $13,000,000.

15. Trade and other payables:

		December 31, 2024		December 31, 2023
Trade accounts payable	$	12,300	$	13,724
Compensation payable		17,111		19,235
Other liabilities		5,579		5,628
Taxes payable		647		1,109
	$	35,637	$	39,696

16. Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

Deferred revenue		December 31, 2024		December 31, 2023
Beginning Balance	$	4,588	$	8,030
Additions to deferred revenue		17,291		21,790
Revenue recognized during the year		(10,247)		(25,232)
Ending Balance	$	11,632	$	4,588

		December 31, 2024		December 31, 2023
Current deferred revenue	$	6,643	$	4,588
Non-current deferred revenue		4,989		—
Ending balance	$	11,632	$	4,588

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

17. Provisions:

Balance	Restructuring provision	Warranty provision	Onerous contracts	Contingent consideration	Legal provision	Total
At January 1, 2023	$ 137	$ 11,327	$ 4,400	$ 2,078	$ 2,968	$ 20,910
Provisions made during year	1,459	7,210	2,600	—	—	11,269
Provisions used/paid during year	(1,176)	(2,652)	—	(2,000)	(2,968)	(8,796)
Provisions reversed/expired during year	—	(910)	(700)	—	—	(1,610)
Effect of movements in exchange rates	2	22	—	—	—	24
At December 31, 2023	422	14,997	6,300	78	—	21,797
Provisions made during year	14,706	6,364	3,855	—	—	24,925
Provisions used/paid during year	(6,849)	(4,369)	—	(100)	—	(11,318)
Provisions reversed/expired during year	—	(4,182)	(713)	—	—	(4,895)
Effect of movements in exchange rates	(226)	84	18	22	—	(102)
At December 31, 2024	$ 8,053	$ 12,894	$ 9,460	$ —	$ —	$ 30,407

Restructuring provision

During the year ended December 31, 2024, the Corporation incurred $14,706,000 in restructuring expenses initially in provisions and other current liabilities, related primarily to a global corporate restructuring initiated in September 2024 consisting of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring expenses include personnel severance costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of any expected recoveries. This provision will be adjusted as actual costs are incurred each quarter.

Restructuring expenses are recognized in other operating expense (note 24). As of December 31, 2024, restructuring costs totalling $8,053,000 (2023 - $422,000) remain accrued.

Warranty provision

The Corporation recorded warranty provisions of $6,364,000 (2023 - $7,210,000), comprised of $6,304,000 (2023 - $5,916,000) related to new product sales and $60,000 (2023 - $1,294,000) related to upward warranty adjustments. This was offset by warranty expenditures of $4,369,000 (2023 - $2,652,000) and downward warranty adjustments of $4,182,000 (2023 - $910,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. As of December 31, 2024, total warranty provision of $12,894,000 (2023 - $14,997,000) has been accrued in provisions and other current liabilities.

Onerous Contracts

Upon completion of a review of the Corporation's "open" contracts as of December 31, 2024, total onerous contract costs of $9,460,000 (2023 - $6,300,000) have been accrued in provisions and other current liabilities.

The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.

Contingent Consideration

As part of the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK in 2022 (note 26), there was a change in estimate in the fair value of contingent consideration due to changes in expectation of achieving milestones. The contingent consideration has now been fully paid and thus has a remaining balance of $nil (2023 - $78,000).

During the year ended December 31, 2024, cash payments of $100,000 (2023 - $2,000,000) were made by the Corporation upon successful achievement of certain performance milestones.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18. Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 9.42% per annum and expire between June 2025 and February 2035.

	December 31, 2024		December 31, 2023
Property	$	2,805	$	4,368
Equipment		28		38
Vehicle		66		99
Lease Liability, Current	$	2,899	$	4,505
Property	$	20,847	$	13,078
Equipment		2		32
Vehicle		146		283
Lease Liability, Non-current	$	20,995	$	13,393
Lease Liability, Total	$	23,894	$	17,898

During the year ended December 31, 2024, the Corporation made principal payments on its lease liabilities of $3,327,000 (2023 - $4,013,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	December 31, 2024
Less than one year	$	4,707
Between one and five years		14,793
More than five years		13,713
Total undiscounted lease liabilities	$	33,213

Deferred gains were also recorded on closing of a finance lease agreement and are amortized over the lease term. At December 31, 2024, the outstanding deferred gain was $69,000 (2023 – $485,000).

19. Other non-current liabilities and employee future benefits:

	December 31, 2024		December 31, 2023
Other non-current liabilities	$	2,580	$	2,337
Employee future benefits		98		(475)
Other non-current liabilities and employee future benefits	$	2,678	$	1,862

Non-current liabilities: Decommissioning liabilities

A provision for decommissioning liabilities has been recorded for the Corporation's head office building in Burnaby, British Columbia and is related to estimated site restoration obligations at the end of the lease term. The Corporation has made certain modifications to the leased building to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructure of the leased building to its original state of when the lease was entered into.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19. **Other non-current liabilities and employee future benefits:**

Non-current liabilities: Decommissioning liabilities (cont'd)

Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 2.96% per annum (2023 – 3.17%).

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the building as of December 31, 2024. Based on the assessment, an increase of $373,000 in the provision (2023 - $449,000) was recorded against decommissioning liabilities, in addition to accretion costs of $58,000 (2023 - $43,000) and the effect of movements in exchange rates of ($188,000) (2023 - $40,000).

The net discounted amount of estimated cash flows required to settle the obligation for the building as of December 31, 2024 is $2,580,000 (2023 - $2,337,000) which is expected to be settled at the end of the lease term which was recently extended for another 10 years to 2035.

Employee future benefits

	December 31, 2024		December 31, 2023
Net defined benefit pension plan liability (asset)	$ —	$	(582)
Net other post-retirement benefit plan liability	98		107
Employee future benefits	$ 98	$	(475)

The Corporation historically maintained a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan were based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009.

During the year ended December 31, 2023, the Corporation completed a settlement agreement with an external party to transfer 100% of its liability for the plan retiree population of the plan. On final settlement, $5,887,000 of the plan assets were distributed to this external party who then assumed the full liability of the retiree group. During the year ended December 31, 2024, the Corporation effectively terminated and wound-down the defined benefit pension plan through the settlement of the remaining plan liability. Surplus assets on termination of $1,489,000 were transferred to the Corporation's defined contribution 401K plan in the U.S.

Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in statement of loss and comprehensive income (loss) is recorded in finance income and other (note 25).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19. **Other non-current liabilities and employee future benefits (cont'd):**

Employee future benefits (cont'd)

Defined benefit pension plan	Defined benefit obligation 2024	2023	Fair value of plan assets 2024	2023	Net defined benefit liability 2024	2023
Balance at January 1	$ 6,703	$ 14,402	$ (7,285)	$ (14,054)	$ (582)	$ 348
Included in profit or loss						
Current service cost	56	26	—	—	56	26
Interest cost (income)	163	700	(215)	(683)	(52)	17
	219	726	(215)	(683)	4	43
Included in other comprehensive income (loss)						
Remeasurements loss (gain):						
Actuarial loss (gain) arising from:						
Financial assumptions	—	113	—	—	—	113
Experience adjustment	(918)	(600)	—	—	(918)	(600)
Return on plan assets excluding interest income	—	—	7	(486)	7	(486)
Plan expenses	(110)	(54)	110	54	—	—
Settlements	(5,887)	(7,326)	5,887	7,326	—	—
	(6,915)	(7,867)	6,004	6,894	(911)	(973)
Other						
Benefits paid	(7)	(558)	7	558	—	—
Transfer of excess assets	—	—	1,489	—	1,489	—
	(7)	(558)	1,496	558	1,489	—
Balance at December 31	$ —	$ 6,703	$ —	$ (7,285)	$ —	$ (582)

Other post-retirement benefit plan	Defined benefit obligation 2024	2023	Fair value of plan assets 2024	2023	Net defined benefit liability 2024	2023
Balance at January 1	$ 107	$ 107	$ —	$ —	$ 107	$ 107
Included in profit or loss						
Interest cost	4	5	—	—	4	5
	4	5	—	—	4	5
Included in other comprehensive income (loss)						
Remeasurements loss (gain):						
Actuarial loss (gain) arising from:						
Financial assumptions	(4)	1	—	—	(4)	1
Experience adjustment	2	2	—	—	2	2
	(2)	3	—	—	(2)	3
Other						
Contributions paid by the employer	—	—	(8)	(8)	(8)	(8)
Benefits paid	(11)	(8)	8	8	(3)	—
	(11)	(8)	—	—	(11)	(8)
Balance at December 31	$ 98	$ 107	$ —	$ —	$ 98	$ 107

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19. Other non-current liabilities and employee future benefits (cont'd):

Employee future benefits (cont'd):

Included in other comprehensive income (loss)	December 31, 2024	December 31, 2023
Defined benefit pension plan actuarial gain	$ 911	$ 973
Other post-retirement benefit plan actuarial gain (loss)	2	(3)
	$ 913	$ 970

Pension plan assets comprise:

	2024	2023
Cash and cash equivalents	— %	100 %
Equity securities	— %	— %
Debt securities	— %	— %
Total	— %	100 %

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

	2024		2023	
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	n/a	5.32 %	4.88 %	4.67 %
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

	2024		2023	
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	n/a	5.32 %	5.00 %	4.67 %
Rate of compensation increase	n/a	n/a	n/a	n/a

Impacts of assumed health care cost trend rates applicable to the other post-retirement benefit plan at December 31, 2024 including a one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation's financial statements.

20. Equity:

Share-based compensation	December 31, 2024	December 31, 2023
Option Expense	$ 896	$ 3,035
DSU Expense	511	397
RSU Expense	6,049	7,288
Total share-based compensation for continuing operations (per statement of loss)	$ 7,456	$ 10,720
Discontinued operations	—	239
Total share-based compensation (per statement of equity)	$ 7,456	$ 10,959

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20. Equity (cont'd):

(a) Share capital:

During the year ended December 31, 2023, the Corporation issued the second and final third tranches of 224,902 common shares valued at $3,068,000 as required for a prior year acquisition, offset by miscellaneous deferred financing costs of $15,000.

At December 31, 2024, 299,438,116 (2023 - 298,935,706) common shares were issued and outstanding.

(b) Share options:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in either Canadian or U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

As at December 31, options outstanding from the consolidated share option plan were as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2023	4,807,620	$ 9.19
Options exercised	(152,120)	2.25
Options forfeited	(263,253)	10.39
Options expired	(2,025)	1.36
At December 31, 2023	4,390,222	8.65
Options exercised	(154,509)	1.89
Options forfeited	(152,282)	8.73
Options expired	(320,411)	9.50
At December 31, 2024	3,763,020	$ 8.85

The following table summarizes information about the Corporation's share options outstanding as at December 31, 2024:

Range of exercise price	Options outstanding			Options exercisable	
	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.86 - $3.06	812,156	1.0	$ 2.77	812,156	$ 2.77
$3.35 - $5.17	392,397	0.8	3.65	386,186	3.62
$6.51 - $10.64	1,782,164	3.1	9.41	1,532,083	9.52
$11.88 - $26.13	776,303	3.0	16.55	776,303	16.55
	3,763,020	2.4	$ 8.85	3,506,728	$ 8.86

During 2024, compensation expense of $896,000 (2023 – $3,035,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20. Equity (cont'd):

(b) Share options (cont'd):

During 2024, 154,509 (2023 - 152,120) options were exercised for an equal amount of common shares for proceeds of $308,000 (2023 -$335,000).

As at December 31, 2024, options to purchase 3,763,020 common shares were outstanding (2023 – 4,390,222).

(c) Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2024, there were 8,621,503 (2023 – 17,140,498) shares available to be issued under this plan.

During 2023 and 2024, no shares were issued under this plan and therefore no compensation expense was recorded against profit or loss.

(d) Deferred share units:

Deferred share units ("DSUs") are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation's share distribution plan.

Balance	DSUs for common shares
At January 1, 2023	709,680
DSUs granted	93,188
DSUs exercised	(65,499)
At December 31, 2023	737,369
DSUs granted	252,299
DSUs exercised	—
At December 31, 2024	989,668

During 2024, compensation expense of $511,000 (2023 - $397,000) was recorded in net loss relating to 252,299 DSUs (2023 - 93,188) granted during the year.

During 2024, nil DSUs (2023 – 65,499) were exercised, net of applicable taxes, which resulted in the issuance of nil common shares (2023 – 31,736), resulting in an impact on equity of $nil (2023 - $171,000).

As at December 31, 2024, 989,668 DSUs were outstanding (2023 – 737,369).

(e) Restricted share units:

Restricted share units ("RSUs") are granted to certain employees and executives. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted. Certain RSUs granted in 2023 and 2024 include an additional market criteria with weighted vesting over three years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20. Equity (cont'd):

(e) Restricted share units (cont'd):

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan are satisfied by the issuance of treasury shares on maturity.

Balance	RSUs for common shares
At January 1, 2023	1,002,080
RSUs granted	2,996,387
RSUs exercised	(279,668)
RSUs forfeited	(577,353)
At December 31, 2023	3,141,446
RSUs granted	3,151,939
RSUs exercised	(642,850)
RSUs forfeited	(1,058,440)
At December 31, 2024	4,592,095

During 2024, compensation expense of $6,049,000 (2023 - $7,288,000) was recorded in net loss.

During 2024, 3,151,939 (2023 – 2,996,387) RSUs were issued. The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant or by using a complex simulation model, depending on the type of RSU.

During 2024, 642,850 RSUs (2023 – 279,668) were exercised, net of applicable taxes, which resulted in the issuance of 347,901 common shares (2023 – 132,745), resulting in an impact on equity of $855,000 (2023 - $585,000).

As at December 31, 2024, 4,592,095 RSUs were outstanding (2023 – 3,141,446).

21. Commitments and contingencies:

As at December 31, 2024, the Corporation is committed to minimum lease payments (note 18).

Long-term financial investments include two investments committing the Corporation to be a limited partner in hydrogen infrastructure and growth equity funds (note 13). The Corporation has committed to investing £25,000,000 (including £15,754,000 invested as of December 31, 2024) into HyCap. The Corporation has committed to investing €30,000,000 (including €9,663,000 invested as of December 31, 2024) into Clean H2. Long-term financial investments also include an investment committing the Corporation to be a limited partner in Templewater, a decarbonizaton and climate technology and growth equity fund. The Corporation has committed to investing $1,000,000 (including $527,000 invested as of December 31, 2024) into Templewater.

As at December 31, 2024, the Corporation has outstanding commitments aggregating up to a maximum of $14,512,000 relating primarily to purchases of property, plant and equipment.

As at December 31, 2024, the Corporation has has outstanding commitments totalling $9,441,000 over the next 5 years related to a hydrogen supply agreement.

In connection with the acquisition of intellectual property from UTC in April 2014, the Corporation retains a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of the Corporation's intellectual property portfolio for a period of 15 years expiring in April 2029. No royalties were paid to UTC in the years ended December 31, 2024 and December 31, 2023.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

21. Commitments and contingencies (cont'd):

The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2024, no royalties have been incurred to date for this agreement.

The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2024, no royalties have been incurred to date for this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, the Corporation is periodically required to provide certain indemnities to other parties. As of December 31, 2024, the Corporation has not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.

22. Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in note 4. Revenues from the delivery of services, including technology solutions, after sales services and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition.

		December 31, 2024		December 31, 2023
Geographical markets				
Europe	$	47,153	$	48,958
North America		17,997		37,736
China		2,631		11,980
Rest of World		1,950		3,694
	$	69,731	$	102,368
Application				
Bus	$	44,163	$	29,265
Truck		3,714		10,961
Rail		2,647		19,100
Marine		2,866		7,331
HD Mobility subtotal		53,390		66,657
Stationary		12,757		21,707
Emerging Markets and Other		3,584		14,004
	$	69,731	$	102,368
Timing of revenue recognition				
Products transferred at a point in time	$	59,734	$	78,769
Products and services transferred over time		9,997		23,599
	$	69,731	$	102,368

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

23. Personnel expenses:

Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31, 2024		December 31, 2023
Salaries and employee benefits	$ 112,563	$	103,868
Share-based compensation (note 20)	7,456		10,720
	$ 120,019	$	114,588

24. Other operating expense:

	December 31, 2024		December 31, 2023
Net impairment loss on trade receivables	$ 12,760	$	1,498
Restructuring and related costs	17,046		1,512
Acquisition related costs	—		773
	$ 29,806	$	3,783

Net Impairment loss on trade receivables

During the year ended December 31, 2024, the Corporation recorded a net impairment loss on trade receivables of $12,760,000 (2023 - $1,498,000), consisting primarily of various receivables from certain customers in China no longer deemed collectible. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

Restructuring and related costs

During the year ended December 31, 2024, total restructuring and related charges of $17,046,000 consist of $14,706,000 initially in provisions and other current liabilities and $2,340,000 initially in prepaid expenses. These charges relate primarily to a global corporate restructuring initiated in September 2024 consisting of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring expenses include personnel severance costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of any expected recoveries.

During the year ended December 31, 2023, total restructuring and related charges of $1,512,000 consist primarily of certain cost cutting measures and related personnel change costs.

Acquisition related costs

Acquisition related costs of $773,000 for the year ended December 31, 2023 consist primarily of legal, advisory, and transaction related costs incurred due to corporate development activities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

25. Finance income and expense:

		2024		2023
Employee future benefit plan expense	$	(20)	$	(109)
Investment income		36,885		43,340
Mark to market and foreign exchange loss on financial assets (notes 13 & 31)		(14,788)		(12,897)
Foreign exchange gain (loss)		(3,144)		821
Government levies		—		(100)
Finance income and other	$	18,933	$	31,055
Finance expense	$	(2,146)	$	(1,105)

26. Discontinued operations:

On November 11, 2021, the Corporation acquired Ballard Motive Solutions (formerly Arcola Energy Limited), a UK-based systems engineering company specializing in hydrogen fuel cell systems and powertrain integration. Subsequent to the acquisition, the Corporation re-evaluated the business model of Ballard Motive Solutions and during the year ended December 31, 2022, the Corporation decided to exit the vehicle integration business of Ballard Motive Solutions and made certain restructuring changes to its operations.

During the year ended December 31, 2023, the Corporation completed a restructuring of operations at Ballard Motive Solutions and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business for 2023 have been removed from continuing operating results and are instead presented separately in the consolidated statements of loss and comprehensive income (loss) as loss from discontinued operations.

Net loss from discontinued operations for the years ended December 31, 2024 and 2023 is comprised of the following:

		2024		2023
Product and service revenues	$	—	$	934
Cost of product and service revenues		—		607
Gross margin		—		327
Total operating expense		(720)		(7,913)
Finance income and other		—		337
Finance expense		5		—
Impairment charges on intangible assets		—		(2,266)
Impairment charges on goodwill		—		(23,991)
Net loss from discontinued operations	$	(715)	$	(33,506)

During the year ended December 31, 2024, net loss from discontinued operations of $715,000 includes net impairment loss on trade receivables of $444,000 (2023 - $nil) consisting primarily of receivables no longer deemed collectible.

During the year ended December 31, 2023, net loss from discontinued operations includes impairment charges on intangible assets of $2,266,000 and impairment charges on goodwill of $23,991,000 consisting of the write-down of acquired goodwill and technology intangible assets to their estimated fair value of as a result of the restructuring and effective closure of operations of Ballard Motive Solutions in the U.K.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

26. Discontinued operations (cont'd):

Net cash flows from discontinued operations for the years ended December 31, 2024 and 2023 is as follows:

		2024		2023
Cash used in operating activities	$	(593)	$	(3,601)
Cash provided by investing activities		—		47
Cash used in financing activities		—		(234)
Cash used in discontinued operations	$	(593)	$	(3,788)

27. Income taxes:

(a) Current tax expense:

The components of income tax benefit (expense) included in the determination of the profit (loss) from continuing operations comprise of:

		2024		2023
Current tax expense				
Current period income tax	$	121	$	64
Withholding tax		—		94
Total current tax expense	$	121	$	158
Deferred tax expense				
Origination and reversal of temporary differences	$	(14,279)	$	(45,050)
Adjustments for prior periods		1,648		2,174
Change in unrecognized deductible temporary differences		12,631		42,876
Total deferred tax expense	$	—	$	—
Total income tax expense from continuing operations	$	121	$	158

The Corporation's effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

		2024		2023
Net loss before income taxes (from continuing operations)	$	(323,409)	$	(144,052)
Expected tax recovery at 27.00% (2023 – 27.00%)	$	(87,320)	$	(38,894)
Increase (reduction) in income taxes resulting from:				
Non-deductible expenses (non-taxable income)		53,847		(993)
Expiry of losses and ITC		310		96
Investment tax credits earned		(4,703)		(4,009)
Foreign tax rate and tax rate differences		3,415		4,165
Change in unrecognized deductible temporary differences		34,514		39,674
Other		58		119
Income taxes from continuing operations	$	121	$	158

(b) Unrecognized deferred tax asset:

At December 31, 2024, the Corporation did not recognize any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

27. Income taxes (cont'd):

(b) Unrecognized deferred tax asset (cont'd):

		2024		2023
Scientific research expenditures	$	148,077	$	143,663
Investments		43,891		36,315
Share issuance costs		4,633		14,145
Losses from operations carried forward		440,572		394,599
Capital losses carried forward		4,843		10,703
Investment tax credits		48,277		46,810
Property, plant and equipment and intangible assets		226,425		221,365
	$	916,718	$	867,600

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.

The Corporation has available to carry forward the following as at December 31:

		2024		2023
Canadian scientific research expenditures	$	148,077	$	143,663
Canadian losses from operations		288,258		262,887
Canadian capital losses from operations		9,827		12,958
Canadian investment tax credits		48,277		46,810
German losses from operations for corporate tax purposes		—		46
US federal losses from operations		42,949		46,784
Denmark losses from operations		81,130		65,786
Hong Kong losses from operations		128		116
UK losses from operations		20,440		13,085
UK research and development tax credits		120		122

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2034 to 2044.

The German, Hong Kong, Denmark and UK losses from operations may be used to offset future taxable income in Germany, Hong Kong, Denmark and UK for corporate tax and trade tax purposes and may be carried forward indefinitely.

The US federal losses from operations incurred prior to January 1, 2018 may be used to offset future US taxable income and expire over the period from 2024 to 2038 and may be carried forward indefinitely for losses incurred after January 1, 2018.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire over the period from 2024 to 2044. The UK scientific research and development tax credits may be carried forward indefinitely.

28. Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation's equity accounted investee, Weichai Ballard JV (note 12).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

28. Related party transactions (cont'd):

For the year ended December 31, 2024 and 2023, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

Balances with related party - Weichai Ballard JV		2024		2023
Trade and other receivables	$	3,447	$	13,697
Investments		8,238		13,901
Deferred revenue		1,831		1,904

Transactions during the year with related party - Weichai Ballard JV		2024		2023
Revenues	$	2,480	$	8,099
Cost of goods sold and operating expense		1,819		1,996

Corporation Directors and Executive Officers

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation's share-based compensation plans (note 20).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.

The employment agreements for the executive officers are substantially the same with slight variations by individual. The maximum obligation that is required to be provided in the event of termination is notice of 12 months plus one month for every year of employment completed with the Corporation (to a maximum of 24 months), or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer's employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period. The minimum obligation that is required is limited to that required by employment standards legislation plus one day for every full month of employment since hire date, with no distinction made for a change of control situation.

Key management personnel compensation is comprised of:

		2024		2023
Salaries and employee benefits	$	4,587	$	3,817
Post-employment retirement benefits		102		65
Termination benefits		1,039		—
Share-based compensation (note 20)		1,557		2,622
	$	7,285	$	6,504

29. Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:		2024		2023
Compensatory shares	$	2,505	$	1,688

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

30. Operating segments:

The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training.

In 2024, revenues included sales to two individual customers of $20,176,000 and $10,451,000, respectively, which exceeded 10% of total revenue. In 2023, revenues included sales to one individual customer of $10,882,000 which exceeded 10% of total revenue.

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, are as follows:

Revenues		2024		2023
Poland	$	21,655	$	11,262
United States		14,995		25,702
United Kingdom		12,774		8,178
Germany		4,184		14,490
France		4,023		3,307
Canada		3,002		12,034
China		2,631		11,980
Denmark		2,157		2,240
Taiwan		727		1,381
Netherlands		668		4,812
Belgium		634		2,089
Korea		357		109
Norway		267		779
Spain		260		857
Japan		180		76
India		92		2,034
Australia		11		51
Other countries		1,114		987
	$	69,731	$	102,368

Non-current assets by geographic area are as follows:

Non-current assets		December 31, 2024		December 31, 2023
Canada	$	63,883	$	186,109
China		8,249		13,916
United States		4,322		8,600
Denmark		1,975		4,176
	$	78,429	$	212,801

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31. Financial instruments:

(a) Fair value:

The Corporation's financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, long-term financial investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Long-term financial investments (note 13) comprise investment in hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, investment in a decarbonization and climate technology fund: Templewater, and an investment in Forsee Power, Wisdom Motor, and Quantron AG. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (note 25). During the year ended December 31, 2024, the Corporation recognized net mark to market and foreign exchange losses of $14,788,000 (2023 - $12,897,000).

Increase (decrease) in fair value due to MTM and foreign exchange	December 31, 2024	December 31, 2023
Long-term investment - Forsee Power	$ (12,699)	$ (3,501)
Long-term investment - Wisdom Motor	(2,200)	(4,900)
Long-term investment - Quantron AG	(4,401)	(4,237)
Long-term investment - HyCap Fund	5,084	214
Long-term investment - Clean H2 Fund	(360)	(473)
Long-term investment - Templewater Fund	(212)	—
Decrease in fair value of investments	$ (14,788)	$ (12,897)

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i)   Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)   Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii) Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation's above-mentioned investment in Forsee Power is categorized as Level 1 whereas the other investments are all categorized as Level 3.

(b) Financial risk management:

The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31. Financial instruments (cont'd):

(b) Financial risk management (cont'd):

Foreign currency exchange rate risk (cont'd)

Periodically, the Corporation uses foreign exchange currency contracts to manage exposure to currency rate fluctuations. These contracts are recorded at their fair value as either assets or liabilities in the statement of financial position. Any changes in fair value are either (i) recorded in the statements of loss and comprehensive income (loss) if formally designated and qualified under hedge accounting criteria; or (ii) recorded in the statements of loss and comprehensive income (loss) if either not designated, or not qualified, under hedge accounting criteria. The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating an economic hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2024, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $68,322,000 and outstanding forward foreign exchange contracts to buy a total of CDN $17,500,000 in 2024 at an average rate of CDN $1.36 to US $1.00.

The following exchange rates applied during the year ended December 31, 2024:

	$US to $1.00 CDN	$CDN to $1.00 US
January 1, 2024 Opening rate	$0.755	$1.325
December 31, 2024 Closing rate	$0.695	$1.439
Fiscal 2024 Average rate	$0.730	$1.370

Based on cash and cash equivalents and forward foreign exchange contracts held at December 31, 2024, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $6,938,000 recorded against profit or loss. If the Canadian dollar weakened 10% against the US dollar, there would be an equal, and opposite impact, on profit or loss. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Commodity risk

Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation's fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts.

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash and cash equivalents at December 31, 2024, a 1.0% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $6,044,000. If interest rates had been 1.0% higher, there would be an equal and opposite impact on investment income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2024, and 2023
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31. Financial instruments (cont'd):

(b) Financial risk management (cont'd):

Foreign currency exchange rate risk (cont'd)

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation's receivables from customers.

IFRS 9 Financial Instruments requires impairment losses to be recognized based on "expected losses" that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under *IFRS 9*, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the year ended December 31, 2024, the Corporation did not recognize any additional estimated ECL impairment losses, excluding specific impairment losses (note 24). At December 31, 2024, the total amount accrued was $500,000.



Questions?

Contact us:

www.ballard.com
investors@ballard.com
1-604-454-0900

